

11 Keewaydin Drive
Salem, New Hampshire 03079

September 12, 2014

To the Stockholders of Standex International Corporation:

You are cordially invited to attend the Annual Meeting of Stockholders of Standex International Corporation, which will be held at the Burlington Marriott, One Burlington Mall Road, Burlington, Massachusetts 01803, on Wednesday, October 29, 2014 at 11:00 a.m.

We hope that you will be able to attend the meeting. If you do attend the meeting, you may vote your shares personally. However, if you cannot do so, it is important that your shares be represented. All stockholders received a Notice of Internet Availability of Proxy Materials, which provides instructions on how to access the proxy electronically, so that you may vote your shares. We urge you to read the proxy statement carefully, and to vote your shares by telephone or the Internet, or by requesting a paper copy of the proxy and signing, dating and returning your card in the postage prepaid envelope provided.

Pursuant to the procedures governing the meeting, shareholders will be requested to verify their status as stockholders or proxy holders prior to or during meeting attendance.

This booklet includes the Notice of Annual Meeting and the Proxy Statement, both of which contain information about the formal business to be acted on by the stockholders. In addition, a presentation regarding the operations of your Company, and a question and discussion period, will also take place.

Thank you in advance for voting your shares, and for your interest in the Company.

Sincerely,

David A. Dunbar
President/Chief Executive Officer

TABLE OF CONTENTS



Standex

11 Keewaydin Drive
Salem, New Hampshire 03079

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Standex International Corporation (the "Company") will be held at the Burlington Marriott, One Burlington Mall Road, Burlington, Massachusetts 01803, on Wednesday, October 29, 2014, at 11:00 am, local time for the following purposes:

1. To elect four directors to hold office for three-year terms ending on the date of the Annual Meeting of Stockholders in 2017; and to elect one director to hold office for a one-year term ending on the date of the Annual Meeting of Stockholders in 2015;
2. To conduct an advisory vote on the total compensation paid to the executives of the Company;
3. To ratify the appointment by the Audit Committee of the Board of Directors of Grant Thornton LLP as independent auditors of the Company for the fiscal year ending June 30, 2015; and
4. To transact such other business as may properly come before the meeting or any adjournments thereof.

This year the Company provided each stockholder with a Notice of Internet Availability of Proxy Materials (the "Notice"), which encourages shareholders to review the Notice of Annual Meeting/Proxy Statement and 2014 Annual Report on Form 10-K on the Internet, at www.cfpproxy.com/6520. We believe that encouraging electronic reviewing of the proxy statement creates value for shareholders by reducing costs to the Company, eliminating wasteful surplus printed materials, and expediting the tabulation of shareholders' votes. The Notice also provides shareholders with information about how to obtain a paper or email copy of the proxy statement, if they prefer.

Once the proxy materials have been reviewed, we ask shareholders to vote their shares in one of the following ways:

(a) Call 1-866-648-7868, and use your Stockholder Control Number to vote. This number appears in the lower right corner of the Notice that you received;

(b) Visit the Internet web site at: https://www.rtcoproxy.com/sxi, or follow your broker's instructions relative to Internet voting;

(c) Request a paper or emailed proxy statement by calling 1-800-951-2405 or emailing fulfillment@rtco.com and inserting the Stockholder Control Number in the subject line. Then, after review of the materials, vote via telephone or the Internet or mark, date, sign and mail your proxy card in the prepaid envelope provided; or

(d) Attend the Annual Meeting and vote in person. A ballot will be provided to you if you hold Company shares in your own name. If you hold your shares through a bank or broker (i.e., in "street name"), you must obtain a proxy from your bank or broker to vote the shares at the Annual Meeting.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible.

By Order of the Board of Directors,

Deborah A. Rosen, *Secretary*

September 12, 2014

Important notice regarding the availability of proxy materials for the Annual Meeting to be held on October 29, 2014. The 2014 Notice of Annual Meeting/Proxy Statement and the 2014 Annual Report on Form 10-K are available for review at www.standex.com/InvestorRelations/AnnualMaterials.

The Notice of Internet Availability and Proxy Statement are first being made available to shareholders on or about September 12, 2014.

STANDEX INTERNATIONAL CORPORATION

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
October 29, 2014

This Proxy Statement is being furnished on or about September 12, 2014, in connection with the solicitation of proxies by the Board of Directors of Standex International Corporation (the "Company"), for use at the Annual Meeting of Stockholders to be held on Wednesday, October 29, 2014. The Board of Directors is recommending that you vote **for** the election as Directors of each of the individuals nominated by the Board of Directors, **for** the total compensation paid to the executives of the company, and **for** the ratification of Grant Thornton LLP as independent auditors for the Company for the fiscal year ended June 30, 2015.

The Board of Directors has fixed September 3, 2014 as the record date for the determination of stockholders entitled to vote at the Annual Meeting. At the record date, there were outstanding and entitled to vote 12,777,154 shares of the Common Stock of the Company. You may vote the shares you own directly in your name as a shareholder of record, shares you hold through Company benefit plans, and shares held for you as a beneficial owner through a broker, bank or other nominee. Each share is entitled to one vote.

A quorum must be present to transact business at the Annual Meeting. A quorum is the majority of the outstanding shares of the Company's Common Stock entitled to vote at the Annual Meeting and represented in person or by proxy. The election of Directors (Proposal 1) will require the affirmative vote of a plurality of the shares of Common Stock voting, in person or by proxy, at the Annual Meeting. The proposal regarding approval of the total compensation paid to our executives (Proposal 2) and the proposal seeking ratification of the appointment by the Audit Committee of Grant Thornton LLP as independent auditors (Proposal 3) will require the affirmative vote of a majority of the shares of Common Stock voting on the proposal, in person or by proxy, at the Annual Meeting. Stockholders may vote in favor of all nominees for Director, or may withhold their votes as to all nominees or as to specific nominees. With respect to the other proposals, stockholders should specify their choice on the form of proxy.

Abstentions and broker non-votes (i.e. when a broker or bank holding shares in "street name" is present at the meeting in person or by proxy, yet has no authority to vote on a particular proposal because the beneficial owner has not instructed the broker or bank how to vote, and the broker or bank has no discretionary voting power on its own) will be counted for quorum purposes, but will not be counted as votes in favor of any proposal. Accordingly, abstentions and broker non-votes will have no effect on the voting of any matter that requires the affirmative vote of a certain percentage of the shares voting on a matter.

Under New York Stock Exchange ("NYSE") rules, brokers and banks may vote in favor only of Proposal 3 for shares they hold in street name on behalf of beneficial owners who have not issued specific voting instructions, since Proposal 3 is considered a routine matter. Proposal 1, regarding the election of Directors, and Proposal 2, regarding executive compensation matters, are considered "non-routine" matters, and therefore street name shareholders (that is, those who hold shares through a bank or broker) **must** specify a vote in order for it to be counted. Thus, if (i) you hold your shares in street name, and (ii) you do **not** instruct your bank or broker how you want to vote on Proposals 1 and 2, your vote will not be cast on those proposals.

Your bank or broker will send you voting instructions if you hold your shares in street name.

You may revoke any proxy at any time prior to the Annual Meeting by delivery of written notice to the Secretary of the Company or by executing a subsequent proxy.

This year, each shareholder received a Notice of Internet Availability providing instructions about how to view and vote proxy materials electronically. We believe that electronic delivery of proxy documents, rather than delivery of a paper copy to every shareholder, maximizes value for all shareholders and eliminates waste. We strive to be vigilant stewards of Company resources, and we believe that electronic delivery of the proxy to the majority of shareholders helps the Company attain this goal.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, the Company's directors and officers, without additional remuneration, may solicit proxies in person and by telecommunications. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting materials to the owners of stock held in their names, and the Company will reimburse them for their out-of-pocket expenses in this regard.

To assure the presence in person or by proxy of the necessary quorum for holding the meeting, the Company has engaged the firm of Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902 to assist in soliciting proxies by mail, telephone, facsimile and personal interview, for a fee estimated at approximately $6,000 plus disbursements. The Company pays this expense.

PROPOSAL 1 – ELECTION OF DIRECTORS

Nominees Recommended by the Board of Directors

In Proposal 1, Election of Directors, we are asking shareholders to consider and vote on the election of the four nominees listed below for three-year terms, and one nominee for a one-year term. Shareholders are asked to elect as Directors, Thomas Chorman, David A. Dunbar, Roger L. Fix, and Daniel B. Hogan, each for a three-year term expiring in 2017, and nominee Jeffrey S. Edwards for a one-year term expiring in 2015, unless authority to vote for the election of directors is withheld by marking the proxy to that effect. No proxy can be voted for a greater number of persons than the five nominees named below.

In the event that any nominee for election becomes unavailable, the person acting under the proxy may vote for the election of a substitute. We have no reason to believe that any nominee will become unavailable.

Messrs. Chorman, Edwards and Hogan are "independent," as defined by the NYSE.

On March 30, 2014, former Chairman of the Board and director Edward "Ted" Trainor died at age seventy-four. His term had been scheduled to expire in 2015. Mr. Trainor was a director since 1994, and had served as Chair from 2001 until January, 2014. Throughout his thirty year history with Standex, Mr. Trainor's leadership guided the Company through periods of substantial transformation. The Company appreciates and acknowledges his spirited collaboration and his many contributions over the years.

Information about each Director, including the five Board-recommended nominees, as of July 31, 2014, follows.

The Board of Directors recommends a vote "FOR" each nominee.

Nominees for Directors For Terms Expiring in 2017

Thomas E. Chorman   **Age 60**

Mr. Chorman has been a Director since 2004. He brings significant financial management experience to the Board. He is not only a financial executive, but also an entrepreneur and private investor who has successfully launched and led various enterprises. He currently serves as Chief Executive Officer of Solar LED Innovations, LLC, a designer, manufacturer and marketer of solar rechargeable lighting products, with headquarters in Pennsylvania. Mr. Chorman established the company in 2008. Prior thereto Mr. Chorman co-founded and served as Chief Executive Officer of Foam Partners, LLC (a fabricator of polyurethane foam products). Additionally, from June, 2007 through 2008, Mr. Chorman served as a partner and President of Boomer Capital (a leadership consulting and career placement service). Mr. Chorman is no longer affiliated with Foam Partners, and presently has a minority ownership interest in Boomer Capital. From 2001 through

2006, Mr. Chorman was employed by Foamex International, a manufacturer of comfort cushioning for the furnishing and automotive markets, with sales of approximately $1.4 billion. From 2002 to 2006, he served as President/CEO and a Director. From 2001 to 2002, when he was promoted to the CEO position, he served as the Chief Financial Officer. During Mr. Chorman's tenure at Foamex, record high raw material costs and the maturity of legacy debt forced a voluntary Chapter 11 filing in 2005 for U. S. operations in order to facilitate the implementation of restructuring activities. In 2007, Foamex emerged from bankruptcy, paying 100 cents on the dollar to all creditors.

From June 2009 through April 2012, Mr. Chorman served on the Board of Directors of Symmetry Medical, a provider of implants, instruments and cases to orthopedic device manufacturers trading on the NYSE. Mr. Chorman was chairman of the Finance and Systems Committee and also served on the Audit Committee of Symmetry.

Mr. Chorman's quarter century of senior financial management experience, along with the entrepreneurial business opportunities he has pursued in recent years, is of significant benefit to the Company. Mr. Chorman remains closely involved in the day to day financial reporting requirements for established international public companies as well as smaller start-ups. This perspective is helpful to the Board when analyzing acquisition opportunities. Mr. Chorman's skills and abilities qualify him to serve on the Board of the Company.

David A. Dunbar   **Age 52**

The Board appointed Mr. Dunbar as President/CEO and a member of the Board of Directors in January, 2014. Shareholders are now being asked to elect Mr. Dunbar to a three-year term as Director. Mr. Dunbar joined the Company from Pentair Ltd., where he had served as President of the valves and controls global business unit since 2009. At that time, the unit was owned by Tyco Flow Control; Tyco Flow Control and Pentair merged in 2012. Pentair, trading on the NYSE, is a global provider of products and services relating to energy, water, thermal management and equipment protection, with sales last year of $7.5 billion.

Prior to his tenure at Pentair, Mr. Dunbar held a number of senior positions at Emerson Electric Co., including President of each of the following: Emerson Process Management Europe; Machinery Health Management; and Emerson Climate Technologies Refrigeration. Prior thereto, Mr. Dunbar held positions of increasing responsibility at Honeywell International, Inc.

Mr. Dunbar brings to the Company board decades of executive experience with global manufacturing companies. Mr. Dunbar's diverse experience at various operational levels brings a broad management perspective. Further, Mr. Dunbar is an electrical engineer by training, and therefore his technical background provides insight to the execution of Company strategy. The Company believes he will be a valuable contributor to the Board.

Roger L. Fix   **Age 61**

Mr. Fix currently serves as Chairman of the Board of Directors of the Company. He was President of the Company from 2001 until the appointment of David Dunbar in January, 2014. Further, Mr. Fix served as CEO from 2003 to January, 2014. Mr. Fix retired from employment with the Company in April, 2014. Mr. Fix has been a Company Director since 2001 and a member of the Board's Executive Committee since 2003. From 2001 to 2002, Mr. Fix also served as the Company's Chief Operating Officer.

Additionally, Mr. Fix has been a director of Flowserve Corporation since 2006, serving on the Organization and Compensation Committee and the Finance Committee of Flowserve's Board of Directors. Flowserve, which trades on the NYSE, is a global manufacturer and supplier of fluid motion and control products and services. The company operates in 56 countries and has sales of approximately $4.7 billion.

In 2014, Mr. Fix joined the Board of Vehicle Group, Inc., a global supplier of cab-related products and systems for commercial vehicles, trading on NASDAQ.

The Company believes that Mr. Fix is well qualified to serve as a Director due to his executive management experience and thirteen years as leader of the Company, including during periods of global economic challenges. His detailed knowledge of all Company operations and his many years of experience in manufacturing management provide valuable insight and a perspective not otherwise available to the Board. Further, his service on the boards of two publicly traded manufacturing companies allow him to communicate an additional perspective regarding global economic trends and their impact on Company operations.

Daniel B. Hogan, J.D., Ph.D.   **Age 71**

Dr. Hogan has been a Director since 1983. He brings significant management, consulting and governance experience to the Board.

Dr. Hogan currently serves as Executive Director of Passim, a non-profit arts organization located in Cambridge, Massachusetts. He has served in this capacity since 2008 and prior thereto was Interim Director in 2007. Passim has seen a dramatic improvement in its vibrancy and financial health under Dr. Hogan's leadership, and many innovations he has championed are helping this arts group assure its primacy in the folk music industry.

Dr. Hogan has three decades of management consulting experience, including positions as Vice President of McBer & Company (a division of the Hay Group) and the Apollo Group, which he founded and served as President. Apollo Group provided consulting services to major international financial and manufacturing entities. In these roles, he specialized in leadership development, team building, executive assessment and competency modeling. Dr. Hogan has served on many non-profit boards over the last 30 years, often chairing or heading up the governance committee. He is currently on the Executive Board of the Harvard Square Business Association in Cambridge, MA.

Dr. Hogan's service to the Board over the past quarter century provides valuable insight and institutional knowledge, which is unique to Dr. Hogan and makes him well qualified to serve as a member of the Board.

Nominee for Director For Term Expiring in 2015

Jeffrey S. Edwards   **Age 52**

The Company nominates Jeffrey S. Edwards for a directorship. Since 2012, Mr. Edwards has served as Chairman, President and CEO of Cooper-Standard Holdings Inc., a manufacturer of fluid handling, body sealing, and anti-vibration systems components for the automotive industry. This NYSE global company, with 82 locations in 19 countries and 2013 annual revenue of $2.8 billion, sells primarily to the automotive OEM market. Prior to 2012, Mr. Edwards had a distinguished 28 year career at Johnson Controls, a global diversified technology and industrial company, trading on the NYSE. At the time of his departure from Johnson Controls, Mr. Edwards was Corporate Vice President and Group Vice President and General Manager of the Automotive Experience Asia Group, based in Tokyo.

The Company anticipates that Mr. Edwards will bring valuable insight to the Board. Mr. Edwards' successful and lengthy history leading global manufacturing businesses will enable him to advise the Board in myriad ways regarding the challenges facing the Company in the future. Mr. Edwards' position as Chairman of the Cooper Standard Board will provide useful peer insight. Finally, Mr. Edwards' management acumen will assist the Board as it assesses both short and long-term Company performance and strategy.

Directors To Continue In Office For Terms Expiring in 2016

William R. Fenoglio   **Age 75**

Mr. Fenoglio has been a Director since 1997. He has extensive executive experience in global manufacturing and financial analysis. From 1994 to 1996, Mr. Fenoglio served as President and CEO and member of the Board of Directors of Augat, Inc., an international supplier and manufacturer of interconnection technology and electromechanical components and subsystems to automotive, communications, computer and industrial markets. From 1996 through 2008, Mr. Fenoglio was a director of IDG, Inc., a supplier of maintenance, repair, operating and production products and procurement solutions to manufacturers and other industrial users. In 2008, IDG was merged into Eiger Holdco, LLC, an affiliate of Luther King Capital Management, a SEC-registered investment advisory firm with approximately $6.7 billion in assets under management.

The Company believes that Mr. Fenoglio's extensive experience with manufacturing businesses similar to those of the Company qualify him to serve on the Company's Board. Mr. Fenoglio has broad and varied expertise as an engineer and as a senior executive who has worked closely with chief financial officers for many years. Further, Mr. Fenoglio chairs the Audit Committee, where he demonstrates acumen in finance, treasury and audit matters. Finally, his length of service on the Board offers a valuable perspective and a strong commitment to the Company.

Thomas J. Hansen   **Age 65**

Mr. Hansen has been a Director since March, 2013. Mr. Hansen joined the Company Board after his retirement from Illinois Tool Works ("ITW"), where his career spanned thirty-two years, during which he served in increasingly responsible strategic management roles with global reach. At the time of his retirement in March, 2012, Mr. Hansen was serving as the Vice Chairman of ITW, where he was responsible for the company's worldwide automotive components and fasteners business, its construction products and fluids and polymers businesses, and its industrial metal and plastics businesses.

In addition, Mr. Hansen currently serves as a member of the board of directors of Terex Corporation, a manufacturer of equipment for the lifting and material handling industries, trading on the NYSE. Mr. Hansen chairs the Audit Committee of Terex. Mr. Hansen also is a Board member and the Chair of the Audit Committee of Mueller Water Products, Inc., a manufacturer of products used in the transmission and distribution of drinking water. Mueller stock trades on the NYSE. Mr. Hansen also serves on the Nominating and Corporate Governance Committee of Mueller.

The Company believes that the industrial manufacturing insight that Mr. Hansen has gained during his long and distinguished career at ITW is of immense value as the Company continues to execute its long term strategy. Mr. Hansen's broad end-market knowledge and acquisition experience are also helpful to the Board. Mr. Hansen's financial analysis and background are also well utilized in his role as a member of the Company's Audit Committee. Mr. Hansen has been involved in the oversight and preparation of financial statements for over thirty years.

H. Nicholas Muller, III, Ph.D.   **Age 75**

Dr. Muller has been a Director since 1984. He brings to the Board senior executive expertise in organizational development and human capital management. He served from 1996 to 2002 as President and CEO of The Frank Lloyd Wright Foundation, a multi-faceted institution committed to education, scholarship, and research relating to architecture and design.

Dr. Muller has served on the boards of trustees of nearly forty non-profit organizations, and currently remains engaged in non-profit enterprises, serving as an officer and director of numerous civic, historic and health care related entities, including but not limited to Elizabethtown Community Hospital; Essex Community Fund; and Fort Ticonderoga.

Dr. Muller brings to the Company his leadership and organizational skills, which assist the Board in understanding governance and human capital management issues, and in chairing the Board's governance and nominating responsibilities. His presence on the Board over the past quarter century provides excellent historic reference and perspective, insight on Company dynamics, and knowledge of senior management, all of which are of significant value to the Board and the Company.

Directors To Continue in Office For Terms Expiring in 2015

Charles H. Cannon, Jr.   Age 62

Mr. Cannon has been a Director since 2004. Until his retirement in May 2014, he served as Executive Chairman of John Bean Technologies Corporation ("JBT"), an NYSE-traded global company providing technology solutions to the food processing and air transportation industries. Mr. Cannon was President/CEO of JBT Corporation from 2008 through 2013. In 2008, JBT was spun off from its former parent company, FMC Technologies, Inc., where Mr. Cannon had served as Vice President from 2001 to 2004 and Senior Vice President from 2004 until the JBT spinoff.

The Company believes that Mr. Cannon is qualified to continue his service on the Board, based upon his lengthy senior executive experience at an international manufacturer which operates in some of the same industries as does the Company. Mr. Cannon's leadership of the Company's Compensation Committee has been valuable and insightful. Mr. Cannon, with over two decades of experience as a general manager and senior executive, exhibits demonstrated leadership success. He was responsible, as CEO of a publicly traded company, for multiple aspects of corporate organization, governance, finance and operations. Finally, Mr. Cannon's technical and business education and his international perspective are of unique benefit to the Company's Board.

Gerald H. Fickenscher   Age 71

Mr. Fickenscher has been a Director since 2004. He brings to the Company decades of financial management and general management experience at various global operations. Most recently, at Crompton Corporation, he served as Vice President-Europe, Middle East and Africa of Crompton Corporation, a specialty chemicals manufacturer, from 1994 to 2003. In this capacity, he led 1,900 employees and was responsible for $700 million in sales. Prior thereto, he was Chief Financial Officer of Uniroyal Chemical, a worldwide industrial chemical company with a complex operational structure, from 1986 to 1993. At Uniroyal, he oversaw the issuance of over $800 million in bank and publicly traded debt. He regularly communicated with the Audit Committee of Uniroyal's Board and with external auditors. He also played a key role in a successful $1 billion management-led buyout, which concluded in an IPO with excellent returns to shareholders.

Since retiring in 2003, Mr. Fickenscher has remained active in the field of finance. He regularly attends training at NACD (National Association of Corporate Directors) and FEI (Financial Executive International), and has been active in other international finance and trade organizations.

Mr. Fickenscher is qualified to serve on the Board of the Company due to his years of financial experience, analysis and acumen. He has senior executive management experience with multinational, industrial organizations. For many years, he interacted with audit committees and external auditors, experience which is beneficial to his current service on the Company's Audit Committee. His continuing education and training through various industry and governance organizations provides insight to the Board regarding peer practices. The Company believes that Mr. Fickenscher is a valuable asset to the financial and organizational needs of the Board.

Determination of Independence

The Board of Directors operates pursuant to Corporate Governance Guidelines, which are available under the heading "Corporate Governance" on the Company's website at www.standex.com. Under these Guidelines, the Board requires that at least a majority of directors be "independent" as defined by the NYSE listing standards. Pursuant to the NYSE standards, the Board annually undertakes an analysis of "independence" as the criteria apply to each Director and nominee for Director.

The NYSE rules require that, in order to be considered independent, each Director or nominee have no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company), nor may any Director or nominee have any prohibited relationships, such as certain employment relationships with the Company, its independent auditor or another organization in business with the Company.

At its meeting on July 30, 2014, the Board affirmatively determined that the following Directors are independent: Messrs. Cannon, Chorman, Fenoglio, Fickenscher, Hansen, Hogan, and Muller. The Board further reviewed Mr. Edwards' qualifications, and determined that, once elected by shareholders, he will be an "independent" director.

In assessing Dr. Hogan's independence, the Board considered that Dr. Hogan is the son of Daniel E. Hogan, who was a co-founder of the Company and served in various capacities with the Company (including terms as President and CEO) through 1985. Daniel E. Hogan served as a consultant to the Company from 1985 until his death in 1991. The Board determined that this familial relationship between Director Daniel B. Hogan, who has never been employed by the Company, and Company co-founder Daniel E. Hogan did not create a relationship which in any way compromised the exercise of Dr. Hogan's disinterested and independent judgment as a director. Thus, the Board concluded that Dr. Hogan is independent within the meaning of the NYSE rules.

The remaining Board members, Messrs. Dunbar and Fix, were determined by the Board not to be independent due to their status as currently employed executives of the Company, in the case of Mr. Dunbar, or a recent retiree, in the case of Mr. Fix.

The Board will continue to monitor all of its members' activities on an ongoing basis to insure the independence of a majority of the Company's directors.

Certain Relationships and Related Transactions

We monitor transactions between the Company and its Directors, executive officers, beneficial owners of more than 5% of our common stock, and their respective immediate family members, where the amount involved exceeds or is expected to exceed $120,000 during the fiscal year. Annual questionnaires inquiring about any potential transactions are completed and submitted to the Chief Legal Officer of the Company. There were no transactions during the past fiscal year with any related person, promoter or control person that are required to be disclosed or reported under the applicable rules of the NYSE and the Securities and Exchange Commission ("SEC").

In addition, our Code of Conduct requires all officers, directors and employees to avoid engaging in any activity that might create a conflict of interest. All individuals are required to report any proposed transaction that might reasonably be perceived as conflicting with the Company's interest to their supervisor and/or the Chief Legal Officer.

STOCK OWNERSHIP IN THE COMPANY

Stock Ownership by Directors, Nominees for Director and Executive Officers

The following table sets forth information regarding beneficial ownership of the Company's Common Stock as of July 31, 2014 of each director, each nominee for election, each executive officer named in the Summary Compensation Table and all directors and executive officers of the Company as a group:

Name	Beneficial Ownership (1)	
	No. of Shares	Percent of Outstanding Common Stock
John Abbott	41,867 (2)(3)	**
Charles F. Cannon	31,595 (3)	**
Thomas E. Chorman	12,451 (3)	**
Thomas D. DeByle	48,113 (3)	**
David A. Dunbar	32,609 (3)	**
Jeffrey S. Edwards	0	**
William R. Fenoglio	19,036 (3)	**
Gerald H. Fickenscher	13,007	**
Roger L. Fix	68,059 (3)	**
Thomas J. Hansen	1,215	**
Daniel B. Hogan, Ph.D.	9,887 (3)	**
H. Nicholas Muller, III, Ph.D.	9,462 (3)	**
Michael A. Pattison	6,535 (3)	**
Deborah A. Rosen	43,000 (3)	**
All Directors and Executive Officers As a Group (13 Persons)	**336,836**	**2.6**

** Less than 1% of outstanding Common Stock.

(1) As used herein, "beneficial ownership" means the sole or shared power to vote, and/or the sole or shared investment power with respect to shares of Common Stock. The individuals included in this table have sole voting and investment power with respect to the shares shown as beneficially owned by them, except for 200 shares held by Ms. Rosen's children and 1,014 shares held jointly by Mr. Pattison and his spouse.

(2) The number includes 11,613 shares held in a revocable trust, of which Mr. Abbott and his spouse are both trustees, held for the benefit of Mr. Abbott's spouse and their children.

(3) The numbers listed include estimates of the shares held in the Employees' Stock Ownership Plan ("ESOP") portion of the Standex Retirement Savings Plan at June 30, 2014, which are vested to the accounts of Messrs. DeByle and Abbott, and Ms. Rosen. These individuals have voting power over the shares allocated to them in this Plan. The number of ESOP shares included above may differ slightly from the ESOP shares reported on Form 4s and filed with the Securities and Exchange Commission, due to the Company's adoption in April 2002 of unitized accounting for the ESOP, under which each participant is allocated a number of units (comprised of Company shares plus between 0% and 3% of their ESOP investment in cash), rather than a defined number of Company ESOP shares.

The numbers also include the following shares which will be converted from restricted stock units, and also, in the case of Messrs. Fix, DeByle and Abbott, and Ms. Rosen, performance share units, into shares of common stock within 60 days of July 31, 2014: Messrs. Cannon and Fenoglio (1,747); Mr. Hogan (436); Mr. Muller (262); Mr. Fix (19,038); Mr. DeByle (11,480); Ms. Rosen (9,156); Mr. Abbott (7,903); Mr. Dunbar (5,952) and Mr. Pattison (664).

Stock Ownership of Certain Beneficial Owners

The table below sets forth each stockholder who, based on public filings, is known to be the beneficial owner of more than 5% of the Common Stock of the Company as of July 31, 2014. All information is presented as of December 31, 2013 and is based upon stock ownership reports filed with the SEC on Schedule 13G. Each holder listed below has sole voting power and sole dispositive power of the shares indicated on the table, unless otherwise noted in the footnote.

Name and Address of Beneficial Owner	Beneficial Ownership (1)	
	Outstanding Common Stock	Percent of No. of Shares
Black Rock, Inc. 40 East 52nd Street New York, NY 10022	1,144,183 (2)	9%
The Vanguard Group P. O. Box 2600 V26 Valley Forge, PA 19482-2600	854,871 (3)	6.69%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	785,342 (4)	6.15%
Royce & Associates, L.L.C. 745 Fifth Avenue New York, NY 10151	565,831 (5)	4.43%

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 and, unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.

(2) This information is based on a Schedule SC13G/A filed on January 30, 2014. The filing indicates sole voting power for 1,105,663 shares; sole dispositive power for 1,144,183 shares; and zero shares with either shared voting or shared dispositive power.

(3) This information is based on a Schedule SC13G/A, filed on February 11, 2014. The filing indicates sole voting power for 20,242 shares; sole dispositive power for 835,329 shares; 19,542 shares with shared dispositive power, and zero shares with shared voting power.

(4) This information is based on a Schedule SC13G/A filed on February 10, 2014. The filing indicates sole voting power for 772,533 shares; sole dispositive power for 785,342 shares; and zero shares with either shared voting or shared dispositive power.

(5) This information is based on a Schedule SC13G/A filed on January 30, 2014. The filing indicates sole voting power for 565,831 shares; sole dispositive power for 565,831 shares; and zero shares with either shared voting power or shared dispositive power.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes in detail our executive compensation program. It covers the objectives of the program, its administration by the Compensation Committee of the Board of Directors (the "Committee"), the specific elements of compensation payable to our "named executives," and how the amount of compensation payable to each named executive with respect to each element is determined. This Compensation Discussion and Analysis should be read in conjunction with the actual compensation tables and accompanying narrative disclosures found on pages 29 through 44 of this proxy statement. The "named executives," as determined in accordance with SEC rules, for fiscal 2014 are:

David A. Dunbar	President and Chief Executive Officer (as of January 20, 2014)
Roger L. Fix	Chairman of the Board (as of January 20, 2014) and former President and Chief Executive Officer (through January 19, 2014).
Thomas D. DeByle	Vice President, Chief Financial Officer and Treasurer
Deborah A. Rosen	Vice President, Secretary, and Chief Legal Officer
John Abbott	Group Vice President, Food Service Equipment Group
Michael A. Pattison	Vice President of Human Resources

Objectives of Executive Compensation Program

Our compensation program for the named executives and other senior-level corporate and business unit executives seeks to provide (1) a total compensation package sufficient to attract and retain executives of a caliber necessary to manage a dynamic company with a diverse set of businesses that serve different markets and are subject to differing challenges, and (2) a strong incentive to those executives to meet specific corporate and business unit financial and strategic performance goals that are determined by the Committee as likely to create and sustain shareholder value.

The program design aligns the interests of our executives with those of our shareholders by linking a substantial portion of each executive's target compensation to the performance of the Company (or in the case of business unit executives, the business units which they head). Linkage between an executive's compensation and shareholder interests is further strengthened by the fact that a significant portion of the executive's performance-based compensation is paid in the form of Company stock. The percentage of an executive's compensation based on the performance of the Company and the portion paid in stock increases as the executive's responsibility and direct ability to affect the performance of the Company increases. For fiscal year 2014, the percentage of each named executive's total target compensation (consisting of base salary, annual incentive bonus and long-term incentive compensation) based upon the meeting of pre-established performance criteria, and the percentage of such compensation paid in Company stock is as follows:

Executive	% of Target Compensation Dependent on Pre-established Performance Criteria	% of Target Compensation To Be Paid In Stock
D. A. Dunbar	56%	49%
R. L. Fix	55%	40%
T. D. DeByle	51%	39%
D. A. Rosen	41%	39%
J. Abbott	45%	35%
M. A. Pattison	37%	22%

Overview of Executive Compensation Program

Our executive compensation program consists of several discrete components, each designed to serve a specific purpose and which together accomplish the overall objectives of the program. Those components are summarized in the chart below. A more detailed description of each component and its purpose is contained elsewhere in this Compensation Discussion and Analysis.

COMPONENTS OF EXECUTIVE COMPENSATION PROGRAM				
ANNUAL		**LONG TERM**		**OTHER BENEFITS**
Base Salary	**Annual Incentive Bonus**	**Restricted Stock**	**Performance Share Units**	
Fixed cash compensation, payable at regular intervals	Variable cash compensation, based upon meeting pre-established financial and strategic objectives	Vests three years after grant	Convertible into a variable number of shares of stock depending upon success in meeting pre-established financial performance targets over a one-year performance period	Pension and supplemental pension plans (frozen as of 12/31/07)
	70% of target bonus attributable to financial performance targets	Must remain employed at the end of three-year period to receive stock	Shares are payable in three equal annual installments after end of performance period	401(k) and non-qualified savings plans, with Company contributions
	30% of target bonus attributable to individual strategic objectives		Must be employed at the time an installment is to be paid	Executive employment agreements, including provisions for severance upon termination, both before and after a change in control
	Up to 50% of bonus may be used to purchase restricted stock units, convertible into an equivalent number of shares of common stock three years after purchase, with the remainder paid in cash			Limited perquisites

At the Annual Meeting of Shareholders held on December 10, 2013, shareholders cast an advisory vote with respect to the compensation of the Company's named executive officers for fiscal year 2013, as disclosed in the proxy statement for that Annual Meeting. A substantial majority (94.8%) of the votes cast on the advisory proposal were voted in its favor. The Committee strongly believes that the program in place is a sound one, and appropriately aligns the compensation of our executives with the interests of all shareholders. As a result, the Committee did not change the structure of the executive compensation program in fiscal 2014, nor did it make any changes in its philosophy regarding how best to compensate the Company's executives.

Administration of Executive Compensation Program

The Committee is responsible for all aspects of our executive compensation program. The Committee is comprised of three "independent" members of the Board of Directors of the Company, as the term "independent" is defined under the applicable rules of the NYSE. All three of the current members of the Committee, Messrs. Cannon, Hogan and Muller, have at least nine years of service as Committee members, giving the Committee a level of experience and expertise that greatly enhances its ability to design and administer a compensation program that is effective and responsive to the particular requirements of the Company. The Committee's Charter, which can be accessed at www.standex.com, describes the scope of its responsibilities.

The Committee makes all decisions concerning the compensation of the named executives, including the establishment of base salary levels, the percentage of base salary which serves as an executive's "target" annual and long-term incentive compensation, the corporate, business unit and individual performance criteria used each year to determine the amount of an executive's annual and long-term incentive compensation, and the portions of an executive's compensation which shall be paid in cash and Company stock. The process used by the Committee to establish both the target levels of annual and long-term incentive compensation and the performance criteria are described in greater detail in the sections of this Compensation Discussion and Analysis headed "Annual Incentive Bonus" and "Long-Term Incentive Program." The Committee is also responsible for monitoring the ongoing competitiveness of the program, and for making any changes that may be necessary to insure that the program continues to meet its objectives. The Committee has full authority to retain compensation consultants and other experts to assist it in performing its duties. This past year, the Committee was also responsible for determining the appropriate levels of compensation and benefits necessary to attract Mr. Dunbar to the position of chief executive officer of the Company.

Use of Independent Compensation Consultants

In exercising its responsibility for insuring that our executive compensation program is effective in meeting its objectives, the Committee is assisted by Pearl Meyer & Partners ("Pearl Meyer"), an independent compensation and benefits consulting firm. The services provided by Pearl Meyer consist of advising on the competitiveness of our program, both overall and with respect to each named executive, determining its effectiveness in meeting the goals established for it, and providing general information regarding trends in executive compensation. Similar assistance is provided by Pearl Meyer with respect to the compensation of directors. In fiscal 2014, Pearl Meyer also advised the Committee regarding the appropriate compensation, including both level and structure, to be offered to Mr. Dunbar.

At its meetings in July and September, 2014, the Committee evaluated whether any conflicts of interest existed between Pearl Meyer and the Company and its executive officers and directors. In conducting its evaluation, the Committee considered, among other things, (1) whether Pearl Meyer has provided any services to the Company other than executive compensation consulting; (2) the fees paid to Pearl Meyer by the Company as a percentage of Pearl Meyer's total revenues; (3) the policies and procedures of Pearl Meyer with respect to conflicts of interest between it and its clients; (4) any business or personal relationships between Pearl Meyer and any member of the Committee; (5) whether Pearl Meyer owns any of the common stock of the Company; and (6) any business or personal relationship between Pearl Meyer and any of the executive officers of the Company. In considering the foregoing, the Committee evaluated potential conflicts involving both Pearl Meyer as an entity, and those employees of Pearl Meyer who provide services to the Company on behalf of Pearl Meyer. The Committee also considered information provided to the Company by Pearl Meyer with respect to the foregoing matters. The Committee also assessed the independence of Pearl Meyer, as required by the NYSE listing rules. After conducting its evaluation, the Committee determined that no conflicts of interest existed between Pearl Meyer, including any of its employees, and the Company, including its directors and executive officers and that Pearl Meyer was independent.

At the end of fiscal 2013, the Committee asked Pearl Meyer to evaluate our executive positions, including those of the named executives, and determine whether the compensation provided to each, both in total and with respect to each element of compensation, was competitive with that provided by comparable manufacturing companies with which the Company competes in attracting and retaining executive talent. To accomplish this, Pearl Meyer used the All Manufacturing, Durable Goods Manufacturing and Cross-Industry categories of the 2012 Mercer Benchmark Database-Executive, (Durable Goods Manufacturing was used as the primary data reference for the analysis), and the 2012 Tower Watson Survey Report on Top Management, both regressed for the size of the Company relative to size of the companies that make up the relevant database, and regressed, where appropriate, for each business unit executive position to reflect appropriate revenue responsibilities (the "Survey Data"). The evaluation consisted of an assessment of the following elements of compensation: (1) base salary; (2) target total cash compensation, (3) annual long-term incentive grants, and (4) target total direct compensation, which includes both total cash compensation plus long-term incentive. As a result of its evaluation, the Committee determined that the long-term incentive targets for certain corporate executives were significantly below median levels for similarly situated executives in comparable manufacturing companies. It therefore increased the long-term incentive targets from 125% to 165% of base compensation for Mr. Fix, 70% to 100% for Mr. DeByle, from 55% to 60% for Ms. Rosen and from 25% to 40% for Mr. Pattison.

In addition to its use of the information provided by Pearl Meyer, the Committee bases its compensation decisions on an executive's experience, future potential, specific individual accomplishments, internal equity, and such factors as the breadth of an executive's responsibility, including whether he or she has strategic rather than merely operational or functional responsibilities, the complexity of the function or business unit headed by an executive, whether the executive has global responsibilities, and other factors deemed relevant by the Committee. The Committee may establish the base salary and incentive targets of an individual new in his or her position at a lower level and increase it over time by amounts greater than the increases granted to other executives, as the executive achieves expectations and gains experience in the position.

The Committee also seeks the views of Messrs. Dunbar and Pattison with respect to the effectiveness of the executive compensation program, especially with regard to its motivational effects on our executives. Mr. Dunbar also provides input to the Committee on the performance of each of the named executives and certain other executives reporting either to him or to one of the other named executives.

Evaluation of Chief Executive Officer

The Committee is also charged with evaluating the performance of Mr. Dunbar as Chief Executive Officer, and setting his compensation level. In fulfilling this role, the Committee conducts a detailed review of his performance at one of its two meetings held shortly after the end of the fiscal year, and discusses its conclusions with the independent members of the Board of Directors at the Board's October meeting. As a key part of its analysis, the Committee asks Mr. Dunbar to summarize his key achievements against a written set of objectives approved by the Committee, and meets directly with Mr. Dunbar to discuss that summary.

Components of Executive Compensation Program

What follows is a more detailed description of each of the components of the executive compensation program, and the compensation paid with respect to each component.

Base Salary

We provide a competitive base salary to each named executive. The percentage of an executive's total compensation which consists of base salary is lower as an executive's responsibility and ability to affect the overall performance of the Company increases. In that regard, the percentage of Mr. Dunbar's total compensation which is represented by base salary is lower than for the other named executives. Base salary represents 28% of Mr. Dunbar's target compensation, while for the other named executives, the percentage ranges from a high of 54% for Mr. Pattison to a low of 32% for Mr. Fix.

The base salaries of the named executives are reviewed periodically against the Survey Data and the factors described above under the section headed "Administration of Executive Compensation Program-Use of Independent Compensation Consultants." In years when such data are not specifically reviewed with respect to each executive, base salaries are generally increased in line with the Company's overall wage increase budget. That budget is established after a review of the rate of increases throughout the broad range of durable goods manufacturing companies which comprise the Survey Data. Effective October 1, 2013, the base salary of each named executive officer, other than Mr. Pattison, was increased by 2.5%. This increase was consistent with our overall wage increase budget for fiscal 2014. Based upon survey data provided by Pearl Meyer at the beginning of fiscal 2014, Mr. Pattison's base salary was increased by 5%. The Committee set Mr. Dunbar's base salary at $700,000, based in part upon survey data provided by Pearl Meyer, in part on the base salary received by Mr. Dunbar in his previous position, and in part on the Committee's desire to offer him with a significant increase over his level of base salary. The base salary of Mr. Dunbar is lower than the base salary of $765,000 paid to Mr. Fix, who had served as Chief Executive Officer of the Company since 2003.

The Committee does not use base salary as a principal method of rewarding executives for their individual performance. The Committee believes that its performance-based incentive compensation program provides executives with the opportunity for substantial rewards for achieving goals that are indicators of successful performance, and relies more on those programs than on base salary adjustments to compensate executives for their individual performance.

Annual Incentive Bonus

Executives may receive annual bonuses based partly upon the financial performance of the Company (or the business unit headed by an executive with primary responsibilities at the divisional rather than the corporate level) during a particular fiscal year and partly upon their success in meeting individual strategic goals established by the Committee at the beginning of the fiscal year. The amount of an executive's annual incentive bonus opportunity and the criteria used to determine whether the opportunity is realized are determined through a detailed performance planning process which the Company refers to as its Balanced Performance Plan ("BPP") process.

BPP Process

The BPP process generally takes place over two meetings of the Committee during the first quarter of the fiscal year, the first being the July meeting, which coincides with the meeting of the Board of Directors at which the Company's preliminary results for the previous year are reviewed and discussed, and its operating budget for the upcoming year is presented. The Committee then conducts an additional review of the proposed BPP for the upcoming year at a second meeting generally held in late August or early September, after the financial results for the prior year and the operating budget for the upcoming year are finalized. This two-step process provides the Committee with an ample opportunity to conduct a deliberative and interactive process that results in the establishment of goals that it is confident correlate to the overall objectives set for the Company by the Board of Directors for the upcoming fiscal year.

At its August/September meeting, the Committee determines the extent to which the financial and strategic goals of the Company for the previous year were met, and establishes the amount of bonus to be paid. The Committee also formally approves the financial and strategic performance goals for the upcoming year under both the annual and long-term incentive components of the executive compensation program.

Determination of Annual Incentive Bonus

The BPP process begins each year by setting a percentage of the executive's base salary as a target bonus amount. In establishing the percentage, the Committee uses the information contained in the Survey Data to assist it in its determinations. For fiscal 2014, the target bonus amount as a percentage of base salary was unchanged for each named executive officer from fiscal 2013 (the percentage set for Mr. Dunbar was 85%, the same as was provided to Mr. Fix), and was as follows for each of the named executives:

Executive	Percentage of Base Salary
D. A. Dunbar	85%
R. L. Fix	85%
T. D. DeByle	55%
D. A. Rosen	50%
J. Abbott	55%
M. A. Pattison	45%

After establishing a target bonus amount for each executive, the Committee determines what percentage of that amount to allocate to the attainment of the financial performance measures, and what percentage to the strategic goals. The Committee determined that for fiscal 2014, 70% of an executive's target bonus should be tied to the achievement of the financial performance goals, and 30% to meeting the strategic goals. This 70%/30% weighting reflects a change from the years prior to fiscal 2012, when a 60%/40% weighting was in effect. In evaluating our executive compensation program at the beginning of fiscal 2012, Pearl Meyer advised that attributing as much as 40% of an executive's annual incentive bonus to individual strategic, rather than corporate or divisional financial goals, was inconsistent with a trend among capital goods companies toward linking a greater portion of bonus payouts to the achievement of financial performance targets. This led to a review by the Committee in July, 2011 of its overall objectives for the annual incentive bonus program, and a determination that the achievement of continuing improvement in the financial performance of the Company was most significant to shareholders, and deserved greater weighting than the achievement of individual strategic goals, many of which would, if accomplished, manifest themselves in improved financial results. Therefore, the change from a 60%/40% to a 70%/30% financial/strategic weighting was put in place for fiscal 2012, was continued in fiscal 2013 and after review, the Committee determined that it should remain in place for fiscal 2014. As in other years, if actual financial performance varies from the targeted goals, the executive's bonus will vary up or down from the target amount. In no event will the amount of the bonus attributable to meeting the strategic goals exceed the target amount.

The Committee then establishes the specific financial measures and individual strategic goals used to determine whether and to what extent the target bonus is achieved, the amount of any annual incentive bonus, and the weighting to be given to each of the goals selected. For fiscal 2014, three financial and one to four strategic goals (depending upon the executive) were established, and a portion of the target bonus is attributable to success in meeting each goal. The financial goals for corporate executives (who include all of the named executives other than Mr. Abbott) were the achievement by the Company of targeted levels of:

- annual net sales;

- diluted earnings per share; and

- operating cash flow, a non-GAAP financial measure which is determined by adding three items from the Company's audited financial statements – 1) income from operations, 2) depreciation and amortization, and 3) change in net working capital (defined as net receivables plus inventories, less accounts payable), that occurred since the end of fiscal 2013, and subtracting capital expenditures from the total of the foregoing three items.

In approving these particular goals, the Committee made a specific determination that they represent financial objectives that correlate to the creation of shareholder value and are appropriate measures against which to judge executive performance.

The strategic goals established by the Committee for fiscal 2014 are different for each of the named executives. The strategic goals established for Mr. Dunbar upon assuming the position of Chief Executive

Officer were to maintain the continuity of the business operations, become fully familiar with the operations of all of the Company's disparate businesses, and complete in timely fashion certain key business transactions which were in process at the time of his becoming Chief Executive Officer.

For the three named executives who head corporate staff functions, Messrs. DeByle and Pattison and Ms. Rosen, strategic goals were established by the Committee which were tied to the completion of specific projects in their functional areas that were deemed important to the Company, and initiatives that would improve productivity and significantly lower the cost structures of the departments which they head, resulting in better processes and reduced corporate costs.

In differentiating among the three financial performance goals, the Committee determined that achieving a specified level of earnings per share was the Company's most important financial objective, and allocated 30% of the total target bonus to that performance goal. 15% of the total target bonus was allocated to achieving a specified sales level, and 25% to achieving a specified level of operating cash flow. The weighting reflects the Committee's continuing belief that actual financial performance as demonstrated by earnings per share and, to only a slightly lesser extent, operating cash flow, are the most important of the Company's performance measures.

The Committee next determines "threshold," "target" and "superior" performance levels for the financial goals for minimum, target and maximum bonus payments. Target financial performance levels are tied directly to the fiscal year budget reviewed and approved by the Board of Directors. The budget is generally based on an expectation of significant year over year improvement in operating results, and thus achieving it correlates to an increase in shareholder value. Threshold and superior performance targets are then determined by the Committee based upon the target amounts. In establishing the threshold and superior performance levels, the Committee sets the threshold performance level high enough so that achieving it is not guaranteed and sets the superior performance level high enough so that achieving it is difficult and represents an outstanding accomplishment that would be highly likely to significantly enhance shareholder value. The determination of whether these considerations have been met was made after discussions between the Committee and Mr. Fix, and after the Board of Directors reviewed in detail the results for the previous year and discussed and adopted the budget for the upcoming year. The competitiveness of these broad parameters is reviewed from time to time with Pearl Meyer. As part of the review of our executive compensation program which was made at the beginning of fiscal 2012, Pearl Meyer, at the request of the Committee, examined the competitiveness of the parameters used to determine threshold, target and superior performance goals. Pearl Meyer concluded that a 200% cap on the percentage of an executive's target bonus that could be achieved if the superior performance target was met was the most common cap among capital goods companies with revenues similar to those of the Company. Based upon this finding, the Committee has implemented a bonus target for "superior" performance of 200% of the target bonus for the named executives. In setting the maximum at 200% for fiscal 2014, the Committee reinforced its belief that the "superior" performance target for financial performance should be set at a level that is difficult to achieve (the Committee, with input from Pearl Meyer, concluded that the probability should not be more than 10-15%), and set the "superior" financial performance target accordingly.

The Committee has also established guidelines regarding the reservation of the right to adjust the financial targets and/or results for bonus determination purposes during or at the end of a fiscal year, to reflect the impact of special events either not factored into the operating plan budget established at the beginning of a fiscal year (on which the bonus targets are based), or not indicative of operating performance during the year. Under the guidelines in place, adjustments for purposes of calculating annual incentive bonuses can be made to 1) account for the impact of any changes in accounting principles made during the year, 2) account for any financial effects of acquisitions which detract from the overall financial performance of the Company, 3) exclude the financial impact for the entire year of any business which is divested during the year (in such event, the financial targets, including the threshold and superior targets, for the annual incentive program will be adjusted to reflect the absence of the divested business for the entire year), 4) exclude the gains or losses associated with the sale of discrete assets (such as real estate), 5) exclude gains or charges associated with discontinued operations, and 6) exclude gains or losses arising from unanticipated occurrences that are unrelated to the business operations of the Company. In addition, at the beginning of fiscal 2014, the Committee approved the removal of the impact of all costs associated with the transition of the chief executive officer position and all restructuring costs associated with the closure of the Cheyenne, Wyoming facility and the relocation of its assets. The financial performance targets set by the Committee in August 2013 reflected that action.

The actual bonus paid to an executive can vary from 0% to 200% of the executive's target bonus. In no event can the portion of an executive's bonus attributable to the meeting of his or her strategic objectives exceed 30% of the target bonus, and the percentage can be less if the Committee determines that the strategic objectives were not fully met. The portion of bonus tied to the financial performance targets can vary from 0%, if the threshold performance target is not met, to 170% of the target bonus, if the superior performance target is met or exceeded. The Committee has reserved the right to reduce bonuses from the amounts determined under the formula, if it determines that particular circumstances warrant doing so.

For fiscal 2014, the threshold, target and superior performance goals set out in the corporate BPP were as set forth below:

Goal	Weighting	Threshold	Target	Superior
Achieve $727.5 million in Sales	15%	$700 M	$727.5 M	$745 M
Achieve $3.34/share Diluted Earnings from Continuing Operations	30%	$2.96	$3.34	$3.51
Achieve Operating Cash Flow of $53.1 million from Continuing Operations	25%	$47.1 M	$53.1 M	$57.6 M

The BPP process for divisional executives mirrors that for corporate executives, except that the financial and strategic goals established for them are tied directly to the objectives of the divisions which they head. For fiscal 2014, the three financial goals set for the Food Service Equipment Group, which applies to the bonus for Mr. Abbott, were:

- the achievement of specified threshold, target and superior performance levels of annual sales ($395, $410 and $422 million, respectively);

- earnings before interest and taxes, or EBIT ($41, $45 and $48 million, respectively); and

- operating cash flow ($34, $38 and $42 million, respectively).

The strategic goals for the Group were the timely execution of the Cheyenne consolidation project, to be completed on budget with minimal customer disruption, and the execution of the turnaround of the Group's Master-Bilt business, as measured by meeting the target EBIT budget number.

Results for 2014

With respect to the three financial performance metrics used to determine the amount of annual incentives bonuses in fiscal 2014, sales increased by 5.2% from sales in fiscal 2013, largely due to growth in volume of the Company's businesses and operating cash flow and earnings per share from continuing operations increased in fiscal 2014, excluding the impact of the CEO transition and Cheyenne closure costs. Operating performance was especially strong in the second half of the year. The Company's actual earnings per share for fiscal 2014 were significantly higher than the $3.46 used for annual incentive calculation purposes, but two insurance recoveries that positively affected earnings in fiscal 2014 were not included in the results used to calculate bonuses. The operating cash flow results exceeded the "superior" target goal established by the Committee at the beginning of the fiscal year, while both sales and earnings per share were above the target levels established for those two metrics, but below the "superior" performance target. Based upon these results, each corporate executive would be entitled to a bonus based upon financial performance of 148.3% of his or her target bonus for the financial goals.

Performance of the Food Service Equipment Group, on which Mr. Abbott's annual incentive bonus is based, was below the target level in all three categories and EBIT (earnings before interest and taxes) was below the "threshold" target goal. Sales for the Group were $399 million, EBIT reached $35 million, and operating cash flow was $34 million. As a result, Mr. Abbott is entitled to a bonus based upon financial performance of 22.7% of his target bonus for the financial goals.

With respect to each executive's strategic goals for the year, the Committee met with Mr. Dunbar to evaluate the performance of each executive in meeting those goals. In determining the extent to which each strategic goal was met, the Committee examined the difficulty of reaching the goal, the work performed to achieve it, and any factors that arose during the year that made achievement of the goal more or less difficult. Following its evaluation, the Committee determined that Mr. Dunbar had seamlessly effected the transition of the CEO position from Mr. Fix to himself, had become fully knowledgeable in all of the Company's businesses, and had successfully completed certain key transactions, including an acquisition and a divestiture which were under consideration at the time of commencement of his employment, and which had been targeted for completion by the end of the fiscal year. The Committee, with input from Mr. Dunbar, conducted the same analysis with respect to each of the other named executives, and determined that each achieved between 45% and 90% of his or her individual strategic goals, meaning that each executive is entitled to a bonus based upon performance in meeting strategic goals of between 13.5% and 27% of his or her target bonus.

Combining the scores of the financial and strategic goals, each corporate executive would be entitled to a bonus of 173.3 to 175.3% of his or her target bonus, based upon the formula established by the Committee. Mr. Dunbar's bonus would be 178.3% of his target bonus, prorated for the portion of the year during which he was employed. Under these same formulas, Mr. Abbott would be entitled to a bonus equal to 36.2% of his target bonus.

Pursuant to action taken by the Committee, Mr. Fix's bonus for fiscal 2014 was equal to his target bonus, prorated for the portion of the year during which he was employed and was paid to him as of April 11, 2014. Neither the Company's actual results relative to the performance targets, or the attainment of his strategic goals were factored into the incentive payment received by Mr. Fix for the fiscal year.

Deferral of Annual Incentive Bonus

The Company provides an incentive for its executives to use up to 50% of their annual bonuses to purchase restricted stock units pursuant to the Management Stock Purchase Program ("MSPP"), a component of the 2008 Long Term Incentive Plan. Those restricted stock units vest three years after they are purchased, and shares equal to the number of restricted stock units are delivered to the executives. Restricted stock units purchased under the MSPP are valued at the time of purchase at a 25% discount from the lower of the closing price of the Company's stock on the last day of the fiscal year or the date on which the units are purchased (which is generally on or shortly prior to the 75th day after the last day of the fiscal year). While the annual bonus is designed primarily to motivate an executive to meet annual performance goals established under the BPP process, the restricted stock unit purchase option adds an additional long-term motivational component to the bonus. Because of the increases in the long-term incentive compensation targets made as a result of the Survey Data (all of the payments made under the 2008 Long Term Incentive Plan are in stock of the Company), the Committee decided at the beginning of fiscal 2014 to end the requirement that executives use at least 20% of their annual bonuses to purchase restricted stock units under the MSPP. The specific provisions of the MSPP are set forth under "Estimated Possible Payouts – Equity Incentive Plan" beginning on page 33 of this proxy statement. For fiscal 2014, the named executives elected to use the following percentages of their annual incentive bonuses to purchase shares under the MSPP:

Mr. Dunbar	50%
Mr. DeByle	50%
Ms. Rosen	0%

Mr. Abbott	0%
Mr. Pattison	50%

The directors of the Company are also permitted to use all or a portion of the annual cash retainer earned by them to purchase restricted stock units under the MSPP.

Long Term Incentive Program

Executives are provided with incentives to remain in the employ of the Company and to improve its longer-term stock and financial performance through the granting of annual equity-based awards. In establishing the total value of an executive's award, the Committee uses the information contained in the Survey Data to assist it in its determination. In reviewing that data with Pearl Meyer, it was determined by the Committee that a target award of 175% of base salary for Mr. Dunbar was competitive with the long-term incentive awards generally provided to executives of manufacturing companies comparable in size and scope to the Company. For fiscal 2014, the target long-term incentive awards as a percentage of base salary were as follows for each of the named executives:

Name	Target Award as a % of Base Salary
David A. Dunbar	175%
Roger L. Fix	165%
Thomas D. DeByle	100%
Deborah A. Rosen	60%
John Abbott	85%
Michael A. Pattison	40%

The total value of the award for each named executive for fiscal 2014 is described under "Estimated Possible Payouts-Equity Incentive Plan" on page 33 of this proxy statement.

The long-term incentive component of the program provides equity, rather than cash awards, because of the Committee's belief that a significant portion of an executive's total compensation should align directly with the longer-term interests of the shareholders of the Company. Awards, generally approved at the August/September meeting of the Committee, are considered granted as of the close of business on the date of approval. The chart below summarizes the two components of the long-term incentive program.

2008 LONG TERM INCENTIVE PLAN

Component	Design	Purpose
Restricted Stock	Vests after three years, provided that the executive remains employed at time of vesting	Retention of executive, and alignment with shareholder interests
Performance Share Units	Convertible into shares of stock, depending upon performance of the Company over a one-year period against two pre-established financial metrics. For 2014, the metrics were EBITDA and average return on operating assets. Shares earned are paid in three equal installments, provided the executive remains employed at the time an installment is to be paid.	Motivates executives to meet financial performance criteria that the Committee has determined impact the longer-term performance of the Company and aligns executives' interests with those of shareholders, through satisfaction of the awards in shares of stock

For fiscal 2014, 67% of the total long-term incentive award for Messrs. Dunbar and Fix was made in performance share units, and 60% of the award made to the other named executives was made in performance share units. This reflects the Committee's determination that the portion of an executive's compensation which is directly tied to the meeting of performance goals should be higher for those executives in the strongest position to impact actual performance. The remainder of the awards were paid in shares of time-based restricted stock. The grant date fair value of both the restricted stock and performance share units is determined by multiplying the closing stock price of the Company on the award date by the number of shares awarded.

The following provides a fuller description of each of the two types of awards, and the Committee's purpose in granting them.

Restricted Stock

The time-based restricted stock awarded to an executive will vest after three years have elapsed from the grant date, provided that the executive continues to be employed by the Company at the end of the three-year period (unless termination of employment is due to death, disability or retirement, in which case vesting will take place upon the occurrence of such event). The primary purpose of the grant of restricted stock is to motivate the executive to remain employed in his or her position over the longer term. In addition, providing a stock, rather than cash-based, award more closely aligns the interests of the Company's executives with those of its shareholders. Dividends on the restricted stock accrue over the three-year vesting period and are paid in cash immediately upon full vesting.

Performance Share Units

The Committee has structured the performance share unit component of the long term incentive program to motivate senior management of the Company to meet specific financial targets measured over a one-year period. The targets selected are those which the Committee determines are likely to impact positively the longer-term financial performance of the Company and support the creation of shareholder value. Given that the Company serves customers in over 12 end user markets in over 30 countries, which makes long-term forecasting extremely difficult, the Committee has selected a one-year rather than a multi-year measurement period in order to establish financial goals for the performance share units consistent with the relevant market conditions and business issues that the Company faces in the near term and that at the same time will have a direct impact on the Company's long-term financial performance.

Performance share unit awards are granted on an annual basis, following the establishment by the Committee of specific financial targets used in determining if and how many shares will actually be earned by its executives. The number of shares earned under any grant is determined at the end of a one-year measurement period by evaluating the performance of the Company against the financial targets set by the Committee. Shares earned are then issued in three equal annual increments, with the first occurring at the time of Committee certification of the number of shares earned following the end of the one-year measurement period, and the second and third occurring on the first and second anniversaries of the last day of the performance period. Executives will receive a particular installment only if they continue to be employed by the Company on the applicable anniversary date of the date on which the shares were earned, except that in the event of retirement, death, or disability, a pro rata portion of the installment will be made. Thus, in addition to motivating executives to achieve specified financial goals that contribute to longer-term success, the performance share units also serve a retention purpose.

The performance metrics selected by the Committee were chosen after examination of which measures allowed for under the 2008 Long Term Incentive Plan correlated most closely with the creation of shareholder value and were consistent with the execution of the Company's long term strategy. The 2008 Long Term Incentive Plan allows for the use of one or more of the following or related measures: sales; reported earnings; earnings per share; earnings from continuing operations; earnings either before or after specific items set forth in the Company's income statement, such as interest, taxes and/or depreciation; cash flow; return on equity, capital and/or operating assets and/or investment; gross or net profit margin; and working capital.

For fiscal year 2014, the Committee established two performance goals:

(1) EBITDA (earnings before interest, taxes, depreciation and amortization), which is a non-GAAP financial measure determined by adding three items from the Company's audited financial statements – 1) income from continuing operations before income taxes, 2) interest expense, and 3) depreciation and amortization; and

(2) Average Return on Operating Assets (determined by averaging return on operating assets at the beginning and end of the fiscal year).

The Committee selected EBITDA because of its direct correlation to profitability and cash flow, which are critical to the Company's ability to complete acquisitions, invest in its core businesses, continue to return cash to shareholders in the form of dividends and improve overall liquidity. The Committee selected average return on operating assets as a second performance measure, because it provides a means of determining whether the Company has invested the earnings of the business so as to best optimize the Company's return on assets. The Committee also gave EBITDA twice the weighting of average return on operating assets, due to the importance of liquidity to the Company's longer-term success.

The number of performance share units granted to an executive will be converted to stock of the Company at the end of the performance period on a one-for-one basis, if the performance targets are met. If actual performance is higher or lower than the target, the conversion rate will range from zero if threshold performance is not met to 50% of the target award if threshold performance is met, to double the target, if the superior performance level is achieved. In no event will any shares of stock be delivered if the targets do not reach the threshold level set by the Committee, nor will a greater number of shares than the maximum be delivered if the "superior" performance target is exceeded.

For the fiscal 2014 performance period, the threshold, target and superior performance goals for each of the two performance measures (taking into account the removal of the costs associated with the CEO transition and the costs associated with the Cheyenne closure and asset relocation) were as set out below.

Goal	Weighting	Threshold	Target	Superior
EBITDA	66 2/3%	$66.5 M	$78.8 M	$84.5 M
Average Return on Operating Assets	33 1/3%	25.3%	32.3%	35.8%

Results for 2014

EBITDA for fiscal 2014 for purposes of determining performance share unit payouts was $78.7 million. This result was virtually equal to the target performance level. The Company's Average Return on Operating Assets (ROA) in fiscal 2014 was 37.2%, above the superior performance target of 35.8%. Actual reported results for both EBITDA and ROA were higher, but consistent with its authority to adjust results for incentive compensation purpose by excluding the gains and losses associated with anticipated events that do not reflect the operating performance of the Company (see the discussion of the discretion to make adjustments that the Committee has reserved on page 18 of this proxy statement), the Committee has factored in the impact of the CEO transition and Cheyenne closure costs, and has excluded the gain from the receipt of insurance proceeds relating to two non-operating items, from the calculations of EBITDA and Average Return on Operating Assets for the purpose of determining the number of shares of stock granted pursuant to the award of performance share units.

Based on these results, shares equal to 132.97% of the "target" performance share units awarded to each executive will be delivered. Delivery will be made in three equal annual installments, with the first made on the date on which the Committee "certifies" the results under the plan (which it did on September 2, 2014), and the remaining two installments made as of the next two fiscal year ends, provided that the executive remains employed by the Company on those two dates. Mr. Fix received the first of the three installments, pro-rated for the portion of fiscal 2014 during which he was employed, and forfeited the remaining two installments. He also forfeited the final installment of the award granted to him in fiscal 2013, which had not been fully paid out as of the date of his retirement.

Perquisites and Other Benefits

We provide a limited number of perquisites to certain named executives, including Mr. Dunbar, designed to be competitive and assist in the attraction and retention of highly qualified executives and also to facilitate the performance of the executive's responsibilities. The perquisites consist of a car allowance, and reimbursement of the cost of automobile operating expenses, including the cost of gasoline, auto insurance, and repairs. Mr. Dunbar is reimbursed for tax return preparation and counseling. We own no aircraft, nor do our executives fly on private aircraft for business purposes. We do not provide any country club or other club memberships to our executives, nor do we provide executive physical examinations. Except for tax gross-ups provided to Mr. Dunbar for his reimbursements as part of his employment agreement, no gross ups are provided for any attributed income relating to perquisites received by the executives. Per his employment agreement, Mr. Dunbar was reimbursed for his relocation expenses, COBRA health insurance continuation premiums for two (2) months, and legal expenses incurred in connection with his employment agreement. Mr. Fix, who continues to serve as Chairman of the Board of Directors, will receive, pursuant to an action approved by the Committee and by the independent directors of the Board, reimbursement for the COBRA health insurance continuation premiums payable by him for eighteen (18) months after the date of his retirement, reimbursement of any private health insurance premiums payable by him for six (6) months thereafter, continuation of Company paid use of a vehicle, cell phone and laptop computer for two years after his retirement, and reimbursement for tax preparation services for fiscal years 2014 and 2015.

Executives participate in the same employee benefit plans and arrangements as do nearly all salaried employees. Such plans and arrangements include a defined benefit pension plan (which has been frozen since December 31, 2007), a 401(k) plan with a Company match of up to 4% of an employee's base salary up to the IRS compensation limit and additional Company contributions equal to a percentage of an employee's base salary, with the exact percentage based in part on the employee's age (these additional contributions are designed to make employees at least partially whole for the inability to accrue additional benefits under the frozen defined benefit pension plan). In addition, we provide medical, dental, life insurance and long-term disability arrangements that are similar to those provided by similarly-situated companies, and which provide for cost sharing between employees and the Company.

We have a supplemental defined benefit pension plan to provide unfunded, non-qualified pension benefits to executives whose compensation exceeds the maximum permitted by the IRS to be taken into account under a tax-qualified deferred benefit pension plan ($260,000 in 2014). That plan was also frozen effective December 31, 2007. Because of their compensation levels, most employees will not qualify for benefits under this plan. The total pension to be received from both the tax-qualified and non-qualified defined benefit plans is determined under a formula that is the same for all plan participants, including all of the named executives.

As part of the freezing of accruals under the defined benefit pension plan, we established, as of January 1, 2008, a non-qualified deferred compensation plan designed to meet two goals. First, it will allow participants whose compensation exceeds the IRS limits permitted to be taken into account under a tax-qualified 401(k) plan ($260,000 in 2014) to make tax-deferred contributions and receive Company matching contributions as if the non-discrimination limitations which apply to tax-qualified 401(k) plans did not exist. The percentage of an employee's compensation which will be matched under the non-qualified deferred compensation plan is the same as the percentage of compensation which will be matched under the tax-qualified 401(k) plan. In addition, employees eligible to participate in the non-qualified deferred compensation plan because their base salary and annual incentive compensation exceeds the IRS limit described previously ($260,000 in 2014) may defer additional amounts of their base salaries and annual incentive bonuses under the plan. In no event, however, can the total amount deferred in any one year exceed 50% of base salary and 100% of the annual bonus paid under the plan. The purpose of these changes is to allow individuals to partially make up from the Company's defined contribution plan the loss of future accruals under the frozen defined benefit plans.

Employment Agreements

We have entered into employment agreements with each of the named executives. Under those agreements, the executives shall be employed for a period of approximately three years (January 20, 2014 through December 31, 2016) in the case of Mr. Dunbar, and one year in the case of the other named executives. The length of the agreements is based upon the Committee's assessment of appropriate terms to attract and retain qualified executive talent, and of what is appropriate to maintain internal equity among executives. The agreement for Mr. Dunbar renews automatically for additional three-year periods, except that either party may give 30 days' notice of its desire to terminate the agreement. The agreements for the other named executives have one-year terms, and will renew automatically for successive one-year periods, except that either party may give 30 days' notice of its desire to terminate the agreement. The agreement for Mr. Fix expired on April 11, 2014, the date on which he retired from employment with the Company. In the event of involuntary termination for a reason other than death or material breach of the agreement, Mr. Dunbar will receive base salary continuation for two years, and the other named executives will receive base salary continuation for one year. Mr. Dunbar's agreement additionally provides for the payment of a signing bonus of $500,000, which was paid on January 21, 2014, and which was intended to make him whole for a bonus payment from his former employer which he forfeited upon assuming the role of Chief Executive Officer of the Company; the granting of restricted stock in an amount valued at $1,225,000, based upon the Company's closing stock price on January 20, 2014, which amount was deemed by the Committee to be sufficient to make him whole for equity awards from his former employer, which he also forfeited, which award vests in two equal installments on October 1, 2014 and October 1, 2015, provided that the Company achieves EBITDA of at least $20 million, exclusive of restructuring and CEO succession-related expenses, for the period January 1, 2014 through June 30, 2014, and further provided that he is employed on the vesting date; the guaranteeing of an annual incentive bonus for fiscal 2014 in an amount at least equal to his target bonus, pro-rated for the period for fiscal year in which he was employed; and the reimbursement of relocation and certain legal expenses. In addition, the agreement provides for Mr. Dunbar's award of restricted stock and performance share units under the 2008 Long Term Incentive Plan for fiscal 2014 to be based upon his annualized base salary for the entire year, rather than the amount actually earned by him during fiscal 2014, and would vest as if granted to him on August 28, 2014, when fiscal 2014 grants were made to all other executives to whom awards were made under the 2008 Long Term Incentive Plan. Under his agreement, Mr. Dunbar is obligated to pay back to the Company all relocation expenses for which he was reimbursed, and any shares of stock delivered to him under the "make whole" award made to him, as described above, if he voluntarily terminates his employment prior to January 20, 2015. A detailed description of additional terms of the agreements can be found under "Certain Post-Termination Payments and Employment Agreements" on page 40 of this proxy statement.

Each agreement contains a non-compete provision which precludes the executive from competing against the Company for two years, in the case of Mr. Dunbar, and one year, in the case of the other named executives, after the agreement is terminated, regardless of the reason for the termination. The agreements also contain a "non-poaching" provision, which restricts the ability of an executive who takes a position outside the Company to hire employees of the Company. Such provisions are considered by the Committee to be a benefit to the Company, because they insure that those who know the most about the Company, its businesses, its employees, and the markets that the Company serves cannot use that knowledge to adversely impact the Company after their employment ends.

In the event of a change in control of the Company, the agreements further provide for the payment of severance and other benefits in the event the executive's employment is terminated, or the executive resigns for certain specified good reasons, including a significant diminishing of his or her job duties or reporting relationship, or a diminution in base salary or incentive compensation opportunity, in either case following a change in control. Upon such a termination or resignation, severance for Messrs. Dunbar and DeByle will be based upon three additional years of salary and bonus, while the amount for Messrs. Abbott and Pattison and Ms. Rosen will be based upon one additional year. The amount of bonus used to calculate the lump sum payment is the higher of the executive's "target" bonus for the year in which the change in control occurs or the most recent annual bonus paid to him or her. The amounts reflect the determination of the Committee at the time the agreements were entered into of what was appropriate to insure that executives involved in negotiating and completing any change in control transaction will act in the best interest of shareholders, without regard to the personal dislocation that they would likely face as a result of the transaction. These amounts are paid only upon termination or resignation for specified good reasons following a change in control and not upon the change in control itself. Such a "double trigger" provision, requiring both a change in control and a subsequent termination or resignation for the executive to be entitled to the amounts paid under the agreement, has been determined to be appropriate by the Committee. The Committee sees no reason for the change in control event itself to trigger any right to additional compensation or benefits, if the executive's employment status is not significantly impacted by the change in control.

The Company's employment agreement with Mr. Fix terminated on April 11, 2014, the date on which Mr. Fix retired as an employee of the Company. No payments or benefits were made to Mr. Fix under the terms of his employment agreement as a result of his retirement, other than those made under the terms of the Company's 2008 Long Term Incentive Plan, which are applicable to all employees who participates in all or any portion of that plan. The Committee recommended, and the independent directors of the Board approved the provision of certain post-retirement benefits to Mr. Fix. The Company will pay Mr. Fix's COBRA health insurance continuation premiums for eighteen (18) months following his retirement. Following the 18-month period, Mr. Fix will be reimbursed for the insurance premiums payable by him under any private health insurance plan in which he participates for a period of six (6) months. The Committee also approved Mr. Fix's continued use, at no cost to him (including fuel and maintenance costs), of a Company-provided vehicle for a period of two years after his retirement, reimbursement of tax preparation fees for calendar years 2014 and 2015, and continued use at no cost to him of a Company-provided cell phone and laptop computer for a period of two years after his retirement. The Committee approved the payment to Mr. Fix on the date of his retirement of an annual incentive bonus for fiscal 2014 equal to his target bonus for the fiscal year, pro-rated for the period of fiscal 2014 during which he was an employee.

Tax and Accounting Aspects of Compensation

The tax deductibility by a corporation of compensation in excess of $1 million paid to the named executives is limited by Section 162(m) of the Internal Revenue Code. "Performance-based" compensation, as defined in the Code, may be excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals set out in writing within 90 days after the beginning of the plan year to which the goals apply, and if the compensation is paid under a plan approved by Stockholders. The Company's 2008 Long Term Incentive Plan was approved by stockholders at the Company's 2008 Annual Meeting of Stockholders and an amendment to this plan was approved by stockholders at the Company's 2011 Annual Meeting of Stockholders.

The Company does not have a specific policy regarding compliance with Section 162(m), and the Committee may choose to forego the deductions on occasion if it determines such action to be in the best business interest of the Company. Notwithstanding the absence of a specific policy, the Committee's intent in fiscal 2014 was to structure the executive compensation program so that all compensation would be deductible, except to the extent that the combined total of base compensation, the value of perquisites and the grant date value of restricted stock issued under the 2008 Long-Term Incentive Plan exceeds $1 million.

Clawback Provision

The 2008 Long Term Incentive Plan, as adopted by the Board of Directors and approved by stockholders, contains a provision which authorizes the Board of Directors to recover excess annual and long-term incentive compensation paid under the Plan to the Chief Executive Officer, Chief Financial Officer, or any other executive, in the event that the Company's financial results for any reporting period require restatement downward due to misconduct, as determined by the Board of Directors, on the part of any such executives.

Stock Ownership Guidelines and Insider Trading and Anti-Hedging Policies

The Committee has adopted stock ownership guidelines for the named executives, out of a belief that those individuals should have at least a minimum level of stock ownership to align their interests with those of the Company's stockholders. Under the guidelines, Mr. Dunbar is required to own stock equal to at least three times his base salary, and the other named executives will be required to own stock equal to at least 1.5 times their base salaries. The guidelines require each executive to attain the applicable stock ownership within three years of his or her initial election or appointment. Stock owned outright and unvested restricted stock are considered owned by the executive. To determine whether the guidelines are met, shares owned will have a deemed value determined annually by the Committee. The per share stock price to be used to determine compliance for fiscal year 2015 is $60. No shares acquired through grants of restricted stock, restricted stock units, or stock acquired through performance share units may be sold or otherwise disposed of unless the guidelines continue to be met after the sale, or until the executive reaches 60 years of age, except to pay taxes arising in connection with the receipt of the stock. The Committee monitors compliance with the stock ownership requirements on an ongoing basis, and the named executives are presently in compliance with the requirements.

The Company has a policy on trading in the Company's securities by officers, directors and key employees, which prohibits transactions while in possession of "material inside information," or transactions which could violate Section 16 of the Securities Exchange Act of 1934. The policy contains an absolute prohibition on 1) short sales of our stock (a "short sale" is a sale of stock that is not then owned by the seller), 2) transactions in puts, calls or other derivative securities, and 3) hedging or monetization transactions, such as zero-cost collars and forward sale contracts. The foregoing types of transactions are prohibited under the policy because they can lead those engaging in them to profit from changes in the stock price that may not align with the best interests of all shareholders. Because of the Committee's belief that executives and key employees of the Company should have the same motivations as shareholders with respect to the value of the Company's stock, we believe it is in the best interest of our shareholders if our executives and key employee are prohibited from engaging in such transactions. In addition, the policy prohibits the pledging of Company securities without first providing at least two weeks' advance notice of the proposed pledge, with an explanation of the purpose of the pledge, and obtaining advance approval for the proposed pledge transaction. No named executive officers or directors have entered into agreements pledging any shares of Company common stock for any purpose since the updating of the policy.

Risk Considerations in Compensation Programs

In July 2014, the Committee reviewed the Company's compensation policies and practices to assess whether they contain incentives that can lead to excessive or inappropriate risk taking by employees. The Company had previously conducted such reviews in July 2011, 2012 and 2013. The Committee was assisted in its review by counsel for the Company, and materials providing guidance on the issue were provided to the Committee members in advance of the review. Following that review, the Committee has concluded that the Company's compensation programs, when considered both separately and taken as whole, are not reasonably likely to have a material adverse effect on the Company. The principal factors that led to this conclusion are as follows:

- The annual incentive compensation achievable by an executive is capped at 200% of the executive's target bonus, thus reducing any incentive to generate an inordinately high level of performance in any one year at the expense of future performance.

- Executives may use up to fifty (50%) percent of their annual incentive compensation to acquire restricted stock units, which vest and become payable in stock three years after the date the annual incentive compensation is paid.

- Long-term incentive compensation is paid entirely in shares of stock. Restricted stock granted under the plan requires that an employee remain employed for three years before the stock vests. Shares paid pursuant to the award of performance share units are paid in three annual installments, and are paid only if the executive continues to be employed by the Company at the time an installment of shares is to be delivered.

- The long-term incentive plan is based solely on total corporate, rather than business unit performance, which motivates business unit heads to focus on total corporate performance, and not just the performance of their own business units. In addition, the performance measures used to determine the amount of any long-term incentive payment differ from those used to determine the amount of any annual incentive bonus, thus reducing the ability of an executive to engage in conduct designed to inflate his or her incentive compensation payout.

- The Board of Directors is empowered to "claw back" the portion of any annual or long-term incentive compensation paid to any executive, which is attributable to financial results that must be restated, or to other fraud or misconduct on the part of the executive.

- The absence of any guaranteed bonuses or large equity grants that are not specifically tied to corporate performance.

- Executives are subject to stock ownership requirements, which require that they maintain ownership of a specified amount of Company stock during the course of their employment.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management. Based on that review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

COMPENSATION COMMITTEE
Charles H. Cannon, Jr., Chairman
Daniel B. Hogan
H. Nicholas Muller, III

COMPENSATION TABLES AND NARRATIVE DISCUSSION

The following pages include information pertaining to executive compensation for the fiscal year ending June 30, 2014. Whenever used in this section of this Proxy Statement, "FY" shall mean "fiscal year."

2014 SUMMARY COMPENSATION TABLE

The following table sets forth compensation information for the Company's chief executive officer, former chief executive officer, chief financial officer, and three other individuals who served as the most highly compensated executive officers of the Company (the "named executive officers") during the fiscal years ending June 30, 2014, June 30, 2013 and June 30, 2012.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (2)	Stock Awards ($) (3)	Non-Equity Incentive Plan Compen-sation ($) (4)	Change In Pension Value and Non-Qualified Deferred Compen-sation Earnings ($) (5)	All Other Compen-sation ($) (6)	Total ($)
David A. Dunbar (1)	2014	320,833	636,354(7)	2,648,042	121,560	0	283,641	4,010,430
President/CEO	2013	--	--	--	--	--	--	--
	2012	--	--	--	--	--	--	--
Roger L. Fix	2014	616,904	525,915(8)	1,307,460	0	222,926	243,176	2,916,381
Former President/CEO	2013	768,375	0	1,162,595	473,138	(25,954)	250,526	2,628,680
	2012	749,600	0	1,190,105	913,525	222,346	227,699	3,303,275
Thomas D. DeByle	2014	361,675	0	609,316	173,426	30,196	54,853	1,229,466
Vice President/CFO/	2013	350,813	0	394,589	133,403	0	59,495	892,760
Treasurer	2012	336,188	0	380,357	133,403	0	52,595	945,876
Deborah A. Rosen	2014	321,125	0	193,860	283,197	217,923	74,707	1,090,812
Vice President/CLO	2013	313,275	0	220,409	113,472	(37,517)	78,756	688,395
	2012	305,625	0	216,582	233,700	256,703	73,826	1,086,436
John Abbott	2014	370,225	0	316,625	74,165	106,282	57,732	925,029
Group Vice President	2013	361,175	0	368,547	83,626	(3,899)	65,436	874,885
Food Service Equip-ment Group	2012	352,350	0	361,509	184,524	20,548	61,386	980,317
Michael A. Pattison (9)	2014	243,849	0	234,172	97,344	956	18,784	595,105
Vice President/	2013	214,664	47,000(10)	281,196	0	0	11,553	554,413
Human Resources	2012	--	--	--	--	--	--	--

Footnotes to Summary Compensation Table

(1) Mr. Dunbar became employed by the Company as President/CEO on January 20, 2014.

(2) Since the payment of each executive's annual non-equity incentive bonus is dependent on meeting or exceeding certain targets and performance criteria, all annual non-equity cash incentive payments are reported under the column headed "Non-Equity Incentive Plan Compensation."

(3) This column represents the aggregate grant date fair value of three separate awards: (a) restricted stock units ("RSUs") purchased with the portion of the executive's annual incentive bonus which the executive elects to use to purchase RSUs under the terms of the Management Stock Purchase Program ("MSPP"); (b) shares of time-based restricted stock, and (c) performance share units ("PSUs"). In addition, a performance based restricted stock award granted to Mr. Dunbar as of the date on which he commenced employment with the Company is included in this column. The award has a fair value of $1,225,000.

With respect to (a) above, the MSPP permits prior to the beginning of the fiscal year in which the annual incentive bonus is earned (or prior to the commencement of his employment, in the case of Mr. Dunbar), executives elect to use up to 50% of their annual incentive bonuses to purchase RSUs. For FY 2014, Messrs. Dunbar, DeByle, and Pattison elected to use 50% of their bonuses to purchase RSUs; Mr. Fix elected 20% and Mr. Abbott and Ms. Rosen elected 0%. Prior to fiscal 2014, executives were required to use at least 20% of their bonuses to purchase shares of restricted stock pursuant to the MSPP. Under the MSPP, RSUs will be purchased at a 25% discount from the lower of the closing price of the Company's stock on the last day of the fiscal year in which the bonus was earned or the date on which the cash portion of the annual incentive bonus is paid, which is generally on or shortly prior to the 75th day after the end of the fiscal year. The amounts in this column which are attributable to purchases under the MSPP are computed in accordance with FASB ASC Topic 718, and assume a probable outcome at the "target" performance level with respect to the satisfaction of financial performance measures, and at the maximum fulfillment of the executive's strategic objectives. If the "superior" financial performance target had been reached, and if each executive had fulfilled all of his or her strategic objectives, the amounts set forth in the table attributable to MSPP purchases would have been as follows:

FY 2014, Mr. Dunbar - $396,084; Mr. Fix - $0 ; Mr. DeByle - $290,686 ; Ms. Rosen - $0 ; Mr. Abbott - $0; and Mr. Pattison - $159,844;

FY 2013, Mr. Fix - $392,412; Mr. DeByle - $291,486; Ms. Rosen - $94,112; Mr. Abbott - $119,354; and Mr. Pattison - $140,332; and

FY 2012, Mr. Fix - $494,706; Mr. DeByle - $287,126; Ms. Rosen - $94,918; and Mr. Abbott - $120,368. Mr. Dunbar was not employed by the Company in FY 2013 or FY 2012. Mr. Pattison was not employed by the Company in FY 2012.

With respect to the awards of time-based restricted stock noted in (b) above, the column includes the grant date fair value of such awards for FY 2014, FY 2013 and FY 2012, respectively. Grant date fair value is calculated by multiplying the number of shares of stock awarded times the closing price of the Company's stock on the date awarded, in accordance with FASB ASC Topic 718. The dollar amounts in this column specifically attributable to grants of time-based restricted stock are set forth in the Grants of Plan-Based Awards table on page 32 of this proxy statement.

With respect to the awards of PSUs noted in (c) above, the column includes the grant date fair value of such awards for FY 2014, FY 2013 and FY 2012, respectively. Grant date fair value is calculated by multiplying the number of PSUs awarded times the closing price of the Company stock on the date of the award, in accordance with FASB ASC Topic 718. In determining the grant date fair value of the PSUs, a probable outcome at the "target" performance level is assumed. PSU payouts can range from zero to a maximum of 200% of target performance. For FY 2014, payouts equal to 132.97% of target performance were earned. For FY 2013, payouts equal to 68.74% of target performance were earned. In FY 2011, payouts equal to 175.6% of target performance were earned. The maximum PSU payouts for each of the past three fiscal years, determined as of the date on which the PSUs were granted, assuming achievement of the "superior" performance target, are as follows:

FY 2014 Mr. Dunbar - $1,641,500; Mr. Fix - $1,751,996; Mr. DeByle - $436,680; Ms. Rosen - $232,632; Mr. Abbott - $312,900; and Mr. Pattison - $ 118,464;

FY 2013, Mr. DeByle - $298,615; Ms. Rosen - $208,005; Mr. Abbott - $370,661; and Mr. Pattison - $70,543;

FY 2012, Mr. DeByle - $284,142; Ms. Rosen - $202,958; and Mr. Abbott - $361,600.

Mr. Dunbar was not employed by the Company in FY 2013 and FY 2012. Mr. Pattison was not employed by the Company in FY 2012. The superior performance target was not achieved in any of the past three years. The dollar amounts in this column specifically attributable to grants of PSUs are set forth in the Grants of Plan-Based Awards table on page 32 of this proxy statement.

Assumptions used in the calculation of the above amounts are disclosed in the Stock Based Compensation and Purchase Plans Note to the Company's audited financial statements for fiscal year end June 30, 2014, included in the

Company's Annual Report on Form 10-K, filed with the SEC on August 28, 2014, except that the fair value of RSUs purchased under the MSPP for FY 2014 is based upon the following assumptions: risk-free interest rates, 0.70%; expected volatility of underlying stock, 38.86%; expected quarterly dividends per share, $0.08; and annual rate of quarterly dividends, 0.61%.

(4) The amount shown in this column represents the portion of each executive's annual incentive bonus which was paid in cash. The amount of the executive's target annual incentive bonus which is used to purchase RSUs under the MSPP is disclosed in the Stock Awards column.

(5) The amount shown is the aggregate change in the actuarial present value of each named executive's accumulated benefit under the Company's defined benefit plans (including supplemental plans) from July 1, 2013 to June 30, 2014 (see Pension Benefits on page 39 of this proxy statement for a complete discussion of the Company's defined benefit plans). Messrs. Dunbar, DeByle and Pattison do not participate in the pension plan, as they began employment with the Company subsequent to the December 31, 2007 freezing of the pension plan.

(6) Included in this column are (i) accrued dividends that were paid during the fiscal year on previously awarded restricted stock (including RSUs acquired through the MSPP) that vested during the fiscal year. Such dividends accrued during the three-year vesting period and were not factored into the grant date fair value reported in the Stock Awards column of the table. The dividend totals for each named executive are as follows: Mr. Dunbar, $0; Mr. Fix, $48,086; Mr. DeByle, $8,437; Ms. Rosen, $4,305; Mr. Abbott, $6,702; and Mr. Pattison, $373. Further shown are (ii) the contribution made by the Company to each named executive's 401(k) and non-qualified defined contribution plan accounts, which was $10,667 for Mr. Dunbar; $168,633 for Mr. Fix; $26,871 for Mr. DeByle; $49,657 for Ms. Rosen; $37,933 for Mr. Abbott; and $16,892 for Mr. Pattison. Also shown is (iii) the dollar value of life insurance premiums paid by the Company during the year for the benefit of each named executive, which was $2,388 for Mr. Dunbar; $12,854 for Mr. Fix; $5,005 for Mr. DeByle; $8,043 for Ms. Rosen; $8,004 for Mr. Abbott; and $1,419 for Mr. Pattison. Also included are (iv) perquisites provided to each named executive. The only perquisites that exceeded $10,000 were automobile allowances of $12,096 for Mr. DeByle and of $12,301 for Ms. Rosen and for Mr. Dunbar relocation reimbursement costs of $237,164, including $41,995 for tax gross-up and reimbursement of legal expenses associated with entering into his employment agreement of $10,261, including $3,458 for tax gross-up. In addition, Mr. Dunbar was reimbursed for COBRA medical insurance premiums for a two-month period, including $481 for tax gross-up. No other perquisites exceeding $10,000 were provided to any named executive. None of the perquisites provided to any named executive other than Mr. Dunbar exceed the greater of $25,000 or 10% of the aggregate value of all perquisites received by a named executive.

(7) Based upon the terms pursuant to which he became employed by the Company, Mr. Dunbar received a gross cash payment of $500,000 at the time of commencement of his employment. In addition, he is entitled to a minimum bonus at the performance target level set for him by the Compensation Committee, pro-rated for the portion of the year during which he was employed. The amount of $136,354, which represents 50% of his target bonus, is included in the Bonus column because Mr. Dunbar elected to use 50% of this amount to purchase RSUs pursuant to the terms of the MSPP. That portion is reported in the Stock Awards column. In addition, any bonus payments over and above the target amount are reported in the Stock Awards and Non-Equity Incentive Plan Compensation columns, as appropriate.

(8) By agreement of the Compensation Committee, Mr. Fix received his bonus for fiscal 2014 at his target amount as of April 11, 2014, the date on which he retired from employment with the Company. As a non-incentive amount, the payment is reflected in the Bonus column.

(9) Mr. Pattison became employed by the Company on August 2, 2012.

(10) Based upon the terms pursuant to which he became employed by the Company, Mr. Pattison was entitled to a minimum bonus of $94,000 for fiscal 2013, regardless of the performance of the Company for the fiscal year. Mr. Pattison elected to use 50% of this amount to purchase RSUs pursuant to the terms of the MSPP. That portion is reported in the Stock Awards column.

2014 GRANTS OF PLAN-BASED AWARDS

The following table shows information concerning grants of plan-based awards made during fiscal 2014 to the named executives, all of which are made pursuant to the Company's shareholder-approved 2008 Long Term Incentive Plan. A more detailed description of the awards is set forth in the narrative disclosure which follows the table and the footnotes to the table.

Name	Grant Date	Date of Compensation Committee Action (1)	Possible Payouts Under Non-Equity Incentive Plan Awards (in dollars) (2)			Estimated Possible Payouts Under Equity Incentive Plan Awards (in shares except where dollars are shown) (3)			All Other Stock Awards # of Shares	Fair Value Of Stock Awards (4)
			Minimum	Target	Superior	Threshold	Target	Superior		
David A.	1/20/14	11/26/13	$0	$0	$136,354	$132,041	$136,354	$273,708		
Dunbar	1/20/14	11/26/13				6,714	13,428	26,851		$820,719
	1/20/14	11/26/13							6,614	$404,248
	1/20/14	11/26/13							20,043	$1,225,000
Roger L.	8/29/13		$0	$613,540	$1,341,080	$ 0	$ 0	$ 0		
Fix	8/29/13					8,040	16,079	32,158		$875,984
	8/29/13								7,920	$431,482
Thomas D.	8/29/13		$0	$100,122	$200,145	$ 0	$100,122	$200,145		
DeByle	8/29/13					2,004	4,008	8,016		$218,356
	8/29/13								2,672	$145,570
Deborah A.	8/29/13		$0	$161,550	$323,100	$ 0	$0	$0		
Rosen	8/29/13					1,068	2,135	4,270		$116,315
	8/29/13								1,423	$77,525
John	8/29/13		$0	$204,875	$409,750	$ 0	$ 0	$ 0		
Abbott	8/29/13					1,744	3,487	6,974		$189,972
	8/29/13								2,325	$126,666
Michael A.	8/29/13		$0	$49,360	$98,720	$0	$49,360	$98,720		
Pattison	8/29/13					544	1,087	2,124		$59,220
	8/29/13								725	$39,498

Footnotes to 2014 Grants of Plan-Based Awards Table

(1)   The date of the Compensation Committee action was the same as the date of grant for all plan-based awards, except that for Mr. Dunbar, the Committee at its meeting on November 26, 2013, authorized the making of an offer of employment to Mr. Dunbar, including the granting to Mr. Dunbar of equity and non-incentive compensation valued as of the date on which his employment commenced.

(2)   The amounts set forth below with respect to this award represent the percentage of the executive's annual incentive bonus which he or she has elected to receive in cash. With respect to Mr. Dunbar, the cash portion of his annual incentive bonus for fiscal 2014 was established in accordance with the terms pursuant to which he became employed by the Company, and was therefore reported in the Bonus column of the Summary Compensation Table on page 29 of this proxy statement, rather than as Non-Equity Incentive Plan Compensation. As a result, only the excess of any cash bonus over $136,354 would be treated as a non-equity incentive plan award.

(3)   The dollar amounts set forth below represent the percentage of the annual incentive bonus, if any, which he or she has elected to receive in RSUs under the MSPP, except that for Mr. Dunbar, the Threshold and Target amounts reflect the minimum amount that he would receive in accordance with the terms under which he became employed by the Company. The share amounts represent the shares of common stock which could be earned pursuant to PSUs awarded to the executive.

(4) The amounts set forth in this column represent the grant date fair value determined in accordance with FASB ASC Topic 718. In determining the fair value of possible future payouts under the equity incentive plan awards, it was assumed that the "target" performance was achieved.

Possible Payouts Under Non-Equity Incentive Plan Awards

The amounts set forth under this heading are the amounts of annual incentive bonus that would be paid out in cash to each of the named executives for fiscal 2014 if the minimum, target and superior financial performance targets established in the Balanced Performance Plan (BPP) applicable to each named executive were met, and the executive fulfilled all of his or her strategic objectives. A more detailed description of those targets is contained under the section of the Compensation Discussion and Analysis headed "Annual Incentive Bonus" on page 16 of this proxy statement. The target bonus payout (including both the portion paid in cash and the portion paid in RSUs under the MSPP--see the discussion below under "Estimated Possible Payouts – Equity Incentive Plan") for Messrs. Fix and Dunbar represents 85% of base salary, while the target bonus payout for Messrs. Abbott and DeByle is 55% of base salary. For Ms. Rosen, the target bonus is 50% of base salary, and for Mr. Pattison, it is 40% of base salary. No bonus attributable to the financial performance goals will be paid unless a threshold performance target established by the Compensation Committee for a particular goal is met. If that occurs, 50% of the target bonus amount attributable to that goal (which is the percentage of the target bonus equal to the weighting given to that goal--see the discussion under "Annual Incentive Bonus" on page 16 of this proxy statement) will be paid. A bonus could be paid based upon success in meeting one or more of the strategic objectives, notwithstanding that none of the threshold financial performance targets are achieved.

Estimated Possible Payouts-Equity Incentive Plan

The amounts set forth under this heading show three separate non-equity incentive awards. First, the dollar amount of an executive's annual incentive bonus that will be used to purchase restricted stock units ("RSUs") under the Management Stock Purchase Program ("MSPP") component of the annual incentive bonus plan, depending upon the extent to which the financial performance criteria established by the Committee are met, is disclosed. The three amounts set forth are based on the assumption that (i) minimum performance criteria are not met, (ii) "target" performance is reached, and (iii) the "superior" performance target is achieved. The RSUs purchased with the applicable dollar amounts will be bought at a 25% discount from the lower of the closing price of the Company's stock on the last day of the fiscal year for which the bonus is earned or the date on which the shares are purchased, which is generally on or shortly prior to the 75th day after the last day of such fiscal year. Delivery to the executives of shares converted from the RSUs on a one for one basis will occur three years after the date of purchase, unless the executive dies, becomes disabled or retires prior to the end of the three-year period, in which case the RSUs will immediately vest and be paid in shares of stock. Dividends on the RSUs, which are payable at the same rate as for all issued and outstanding stock of the Company, will accrue and be paid to the executives upon vesting.

Second, the amount set forth under this heading shows the number of shares of Company stock that will be delivered to the named executives if the Company's performance goals established under the performance share unit (PSU) component of the 2008 Long Term Incentive Plan reach specified threshold, target and superior performance levels at the end of the performance period which began on July 1, 2013 and ends on June 30, 2014. The levels are disclosed in the subsection of the Compensation Discussion and Analysis headed "Performance Share Units" under the section headed "2008 Long Term Incentive Plan" on page 21 of this proxy statement. No shares will be delivered unless the threshold performance level is reached. Similarly, in no event will a greater number of shares than the number shown for attaining the superior performance level be delivered, even if actual performance exceeds that level. Shares earned under the awards will be paid in three equal annual installments, with the first installment paid as of the date when the Compensation Committee certifies the extent to which the performance goals were met for the performance period, and the remaining two installments paid as of the next two anniversary dates of the end of the performance period. Executives who are not employed by the Company at the time when shares are earned (or the anniversary date thereafter, where applicable) shall forfeit their right to those shares.

In addition, an award of performance-based restricted stock was made to Mr. Dunbar as of January 20, 2014, the date on which his employment with the Company commenced. This award, which was valued at $1,225,000, will be paid in two equal installments on October 1, 2014 and October 1, 2015, provided that Mr. Dunbar remains employed as of such date.

The number of shares to be delivered pursuant to the PSU awards if target performance is met, plus the number of shares of time-based restricted stock awarded to the named executives (see the "All Other Stock Awards" subsection below) on the same date (awards of both were made on the day they are approved by the Compensation Committee), have a grant date fair value, based upon the closing stock price on the date the awards were made (in the case of Mr. Dunbar the date on which he commenced employment with the Company), of 175% of base salary for Mr. Dunbar (using his annualized base salary for fiscal 2014 to determine the value of the award), of 165% of base salary for Mr. Fix, 100% for Mr. DeByle, 85% for Mr. Abbott, 60% for Ms. Rosen, and 40% for Mr. Pattison.

All Other Stock Awards

The amounts set forth under this heading disclose shares of time-based restricted stock awarded to the named executives under the long-term incentive program. These shares will vest three years from the date of the award. During the three-year period, executives shall have voting rights and shall accrue dividends on the shares, which shall be paid in cash at the end of the three-year period. Executives will forfeit the right to receive the shares if their employment terminates prior to the end of the three-year period, unless termination is the result of death, disability or retirement, in which case all restricted stock awarded to the executive will immediately vest as of the date of such occurrence. The grant date fair value of these shares is the closing price of the Company's stock on the date when they are granted times the number of shares granted.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth certain information with respect to outstanding equity awards at June 30, 2014 to the named executive officers other than Mr. Fix. Mr. Fix retired on April 11, 2014 and all unvested shares to which he was entitled to accelerated vesting became vested as of that date. As of June 30, 2014, he held no unvested shares. The Company has not awarded stock options since fiscal year 2003, and there are no outstanding option awards to report.

	Stock Awards			
Name	Number of Shares or Units of Stock that have Not Vested (#)(1)	Market Value of Shares or Units that have Not Vested ($) (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other rights that have Not Vested (#) (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other rights that have Not Vested ($) (4)
David A. Dunbar	40,011	$2,980,019	4,727	$87,985
Thomas D. DeByle	26,367	$1,565,813	3,583	$66,717
Deborah A. Rosen	12,350	$790,735	1,157	$21,553
John Abbott	17,091	$1,173,367	0	$0
Michael A. Pattison	5,993	$324,879	1,767	$32,886

(1) The following table sets forth the vesting dates for the unvested shares awarded to each named executive:

	David A. Dunbar	Thomas D. DeByle	Deborah A. Rosen	John Abbott	Michael A. Pattison
8/02/14 (a)	0	0	0	0	1,200
8/25/14 (b)	0	3,561	2,543	4,531	0
9/13/14 (c)	0	5,799	1,838	1,415	0
10/01/14 (d)	10,022	0	0	0	0
6/30/15 (e)	0	774	539	962	184
6/30/15 (f)	6,677	1,776	946	1,545	481
8/02/15 (a)	0	0	0	0	1,200
8/27/15 (g)	0	2,252	1,569	2,795	532
9/13/15 (h)	0	5,535	1,829	1,444	0
10/01/15 (d)	10,021	0	0	0	0
6/30/16 (f)	6,677	1,777	946	1,546	483
8/29/16 (i)	6,614	2,672	1,423	2,325	725
9/06/16 (j)	0	2,221	717	528	1,188
TOTAL	40,011	26,367	12,350	17,091	5,993

(a) These are shares of restricted stock granted to Mr. Pattison at the time of his commencement of employment on August 2, 2012.

(b) These are shares of restricted stock granted to the executives on August 25, 2011.

(c) These amounts represent RSUs that were purchased by executives with the portion of their annual incentive bonuses for fiscal year 2011 which they elected to use to purchase RSUs under the MSPP. The RSUs were purchased on September 13, 2011, when the cash portion of the fiscal 2011 bonus was paid.

(d) These are shares of restricted stock granted to Mr. Dunbar at the time of his commencement of employment on January 20, 2014. Payment of 50% of the award will be made on this date if certain financial performance criteria are met.

(e) These shares were earned pursuant to a PSU award made on August 27, 2012. The PSUs are converted into shares of common stock, the number of which depends upon the extent to which financial performance for the fiscal year ended June 30, 2013 met targets set by the Compensation Committee on August 27, 2012. The shares earned as of the end of the performance period vest in three installments, the first on the last day of the performance period, and the second two on the first and second anniversary dates thereafter.

(f) These shares were earned pursuant to a PSU award made on August 29, 2013 (as of January 20, 2014, in the case of Mr. Dunbar). The PSUs are converted into shares of common stock, the number of which depends upon the extent to which financial performance for the fiscal year ended June 30, 2014 met targets set by the Compensation Committee on August 29, 2013. The shares earned as of the end of the performance period vest in three installments, the first on the last day of the performance period, and the second two on the first and second anniversary dates thereafter.

(g) These are shares of restricted stock granted to the executives on August 27, 2012.

(h) These amounts represent RSUs that were purchased by executives with the portion of their annual incentive bonuses for fiscal year 2012 which they elected to use to purchase RSUs under the MSPP. The RSUs were purchased on September 13, 2012, when the cash portion of the fiscal 2012 bonus was paid.

(i) These are shares of restricted stock granted to the executives on August 29, 2013 (as of January 20, 2014 in the case of Mr. Dunbar).

(j) These amounts represent RSUs that were purchased by executives with the portion of their annual incentive bonuses for fiscal year 2013 which they elected to use to purchase RSUs under the MSPP. The RSUs were purchased on September 6, 2013, when the cash portion of the fiscal 2013 bonus were paid.

(2) The value shown in this column is calculated by multiplying each named executive's aggregate shares as shown in the immediately preceding column by the closing price of the Company's stock on June 30, 2014 ($74.48), reduced by the amount paid pursuant to the MSPP for RSUs purchased using a portion of the executive's annual incentive bonuses for fiscal years 2011, 2012, and 2013. (See footnotes (c), (h) and (j) to the table set forth above under footnote (1)).

(3) In accordance with SEC regulations, the number shown in this column represents the number of RSUs that would be earned by each executive under the MSPP for FY 2014 if the "superior" financial performance target under the annual incentive bonus plan was met, and if the executive fulfilled all of his or her strategic objectives. The number of shares is determined using 75% of the closing price of the Company's stock on the last day of fiscal 2014 ($74.48). The annual incentive bonus actually earned by each executive is determined after the end of the fiscal year, when the Compensation Committee determines the extent to which the financial performance targets were met and the extent to which each executive met his or her strategic objectives. Once the annual incentive bonus is determined, RSUs are purchased with the percentage of such bonus that each executive elected prior to the beginning of the fiscal year to use to purchase stock under the MSPP. The shares are purchased at a 25% discount from the lower of the closing stock price on the last day of the fiscal year or the date on which the shares are purchased (which is generally on or shortly prior to the 75th day following the last day of the fiscal year). The actual number of shares purchased will be reflected in the table for the next fiscal year.

(4) The value shown in this column is calculated by multiplying each executive's aggregate shares as shown in the immediately preceding column by the closing price of the Company's stock on June 30, 2014 ($74.48), reduced by the amount paid pursuant to the MSPP for RSUs purchased using a portion of the executive's annual incentive bonus for fiscal year 2014.

The following table contains information regarding each named executive officer's participation in the company's Deferred Compensation Plan (the "Plan"). A description of the Plan and its material features follows the table.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions In FY 2014 ($) (1)	Registrant Contributions In FY 2014 ($) (2)	Aggregate Earnings In FY 2014 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At 6/30/14 ($)
David A. Dunbar	0	0	0	0	0
Roger L. Fix	49,140	158,109	(281)	0	1,364,282
Thomas D. DeByle	13,898	13,898	30,196	0	179,629
Deborah A. Rosen	10,201	37,979	54,834	0	329,443
John Abbott	25,825	25,003	93,242	0	543,129
Michael A. Pattison	3,847	3,847	956	0	8,661

(1) The amount shown in this column is included in the amount shown in the Summary Compensation Table in the column captioned "Salary."

(2) The amount shown in this column is included in footnote (6)(ii) to the Summary Compensation Table and is included in the column of that table captioned "All Other Compensation."

STANDEX DEFERRED COMPENSATION PLAN

Effective January 1, 2008, the Retirement Plans Committee of our Board of Directors formally adopted the Standex Deferred Compensation Plan (the "Plan"). The Plan was adopted in conjunction with the freezing on December 31, 2007 of the Standex Retirement Plan, a tax-qualified defined benefit pension plan, and the Standex Supplemental Retirement Plan, a non-qualified defined benefit pension plan which is designed to provide pension benefits based on compensation in excess of the compensation limit, such that a participant will be entitled to a total pension calculated in accordance with the formulas contained in the Standex Retirement Plan, without regard to the compensation limit.

The Plan, a "top hat" plan under the regulations of the U.S. Department of Labor, is an unfunded plan maintained for the purpose of permitting a "select group of management or highly compensated employees," as defined in the Employee Retirement Income Security Act of 1974, to defer up to 50 percent of their base salaries and 100 percent of their annual bonuses, except that no portion of their compensation up to the compensation limit under Section 401(a)(17) (the "compensation limit") of the Internal Revenue Code (the "Code") may be deferred under the Plan. That compensation limit for 2014 is $260,000. For each Plan Year (January 1 – December 31), the Company shall make a matching contribution on behalf of each participant who defers compensation equal to:

- 100% of the amount the participant elects to defer that does not exceed 3% of the participant's compensation (total salary plus annual incentive paid during the Plan Year) ("Compensation"); plus

- 50% of the participant's deferrals that exceed 3% but do not exceed 5% of the participant's Compensation.

The Company also makes two types of employer contributions to the participant's account, also in accordance with the formulas contained in the Standex Retirement Savings Plan, without regard to the compensation limit: a 1% contribution on all earnings in excess of the compensation limit, and an age-based contribution. The age-based contribution is limited to those who worked at a location offering the Standex Retirement Plan, who were at least age 40 and actively employed on December 31, 2007. This age-based contribution will be contributed entirely to the Standex Deferred Compensation Plan for a select group of employees due to statutory limitations imposed by nondiscrimination testing requirements.

Age as of 12/31/2013	Contribution as a % of Compensation
Under 40 years	0%
40 - 44	1%
45 – 49	3%
50 – 54	6%
55 and older	7%

Each year by December 31st, participants can elect to defer salary that would otherwise be paid during the next calendar year and to defer any annual incentive payment. All deferral elections are irrevocable.

Participants shall obtain a return on amounts deferred which equals the investment performance of specific investments selected by participants from an array of investment options offered under the Plan. The options are substantially similar to those offered under the Company's Retirement Savings Plan, a 401(k) plan offered to a broad range of salaried employees. All of the named executives are eligible to participate in the Plan. Participants are 100% vested in all amounts deferred and in all amounts credited to the participant's account attributable to Company contributions.

The amounts deferred will not be set aside in separate accounts for each of the participants in the Plan, but the total amounts deferred by all participants will be deposited into a grantor trust established under subpart E, part 1, subchapter J, chapter 1, subtitle A of the Code. The assets of the grantor trust will be subject to the claims of the Company's general creditors in the event of the insolvency of the Company, but would not otherwise be available to the Company.

Distribution of all amounts deferred, including investment gains and losses and Company matching contributions, will be made in accordance with the distribution elections made by participants prior to the actual deferral of any compensation. A participant may elect the timing and form for the payment of benefits, provided that account balances of $10,000 or less will be distributed in a lump sum. Generally, a participant will receive disbursements of deferred amounts upon termination of service, or at a scheduled in-service withdrawal date chosen by the participant. Upon termination of service, distributions of a participant's account may be made in annual, quarterly or monthly installments over a specified number of years or in a single lump sum. The Plan is intended to comply with Section 409A of the Code. Under Section 409A, the payment date of deferred compensation will be delayed for six months for any named executive. Participants are permitted to withdraw amounts deferred for unforeseen emergencies and, if this occurs, the participant's deferral election for the remainder of the Plan year will be cancelled. Distributions of the remaining vested balance of each participant's account shall automatically be paid as a lump sum payment upon the occurrence of a change in control.

STOCK VESTED DURING THE FISCAL YEAR

The following table sets forth certain information with respect to shares of restricted stock, restricted stock units purchased through the Management Stock Purchase Program ("MSPP"), and stock earned pursuant to the award of performance share units which vested during the fiscal year ended June 30, 2014, with respect to the named executives.

Name	Number of Shares Acquired On Vesting (#)	Value Realized On Vesting ($) (1)
David A. Dunbar	6,667	$497,303
Roger L. Fix	120,173 (2)	$7,034,980 (3)
Thomas D. DeByle	15,634	$969,484
Deborah A. Rosen	8,799	$553,869
John Abbott	14,393	$912,427
Michael A. Pattison	1,863	$121,524

---

(1) The value realized represents the fair market value of the Company's shares on the vesting date.

(2) In addition, Mr. Fix is vested in 25,000 restricted stock units which were granted to him on January 25, 2006. Pursuant to the terms of the award, such units will be paid to him in an equivalent number of shares of Company stock on the first business day of the year following the year in which his employment terminated. As such, 25,000 shares of Company stock will be delivered to him as of January 2, 2015. Their value as of June 30, 2014 is $1,862,000.

(3) Of this amount, stock valued at $1,417,950 to which Mr. Fix was entitled on June 30, 2014, will be delivered to Mr. Fix in August, 2014.

PENSION BENEFITS

Messrs. Fix and Abbott and Ms. Rosen are participants in the Standex Retirement Plan and the Standex Supplemental Retirement Plan. Messrs. Dunbar, DeByle and Pattison first became employed by the Company after January 1, 2008, the date on which the two plans were frozen as to future benefit accruals and new participants. Mr. Fix retired from employment with the Company on April 11, 2014, and has begun to receive benefits from the Plan.

The Standex Retirement Plan is a tax-qualified defined benefit pension plan which covers the majority of our salaried employees who first became employed by the Company prior to January 1, 2008. The plan provides a retirement benefit that is determined under a benefit formula. For all of the named executives, other than Mr. Fix, the formula is 1.35% times years of service times average compensation. For Mr. Fix, the formula is 3.85% times years of service times average compensation. Average compensation is equal to a participant's average monthly compensation during the three consecutive calendar years prior to calendar year 2008 during which the participant's compensation is the highest. For this purpose, compensation includes base salary and annual bonus, and compensation in any year is limited by the compensation limit under Section 401(a)(17) of the Internal Revenue Code (the "Code") ($260,000 for 2014). The normal retirement benefit is payable at age 65 in the form of a single life annuity. Other forms of payment which may be elected, all of which are actuarially equivalent to the normal retirement benefit, are qualified 50%, 66 2/3% and 100% joint and survivor annuities and a ten-year certain and continuous annuity. Participants who have at least ten years of service may commence receipt of the pension benefit as early as age 55, in which case their benefit will be reduced by 3% for each year their benefit begins before age 65. Payments from the Retirement Plan are made from a separate trust, the assets of which may be used only to provide pension benefits to plan participants.

The Standex Supplemental Retirement Plan is a non-qualified plan, which restores the pension benefits which would otherwise have been payable under the Retirement Plan, but for the compensation limits imposed under the Internal Revenue Code. The benefit formula is the same as that in the Retirement Plan, except that the benefit multiplier is also 1.35% for Mr. Fix. As a result, the total pension benefit payable from the two plans for Mr. Fix is based on the same formula as for the other named executives. Benefits under the Supplemental Retirement Plan will be payable as a temporary life annuity for not longer than 10 years or as a temporary joint and 100% survivor annuity for not longer than 10 years. In addition, the pension benefit will commence beginning as of the later of age 55 or six months after termination of employment. The pension benefit payable from the Supplemental Retirement Plan is made from the general assets of the Company.

The present value of each participant's accumulated benefits, which is shown in the Pension Benefits Table below, has been calculated using the same assumptions as are used in determining the SFAS 87 pension disclosure, except for an assumption that the pension benefit commences at age 65. Specifically, the assumption is that 15% of the benefit is payable as a single life annuity and that 85% of the benefit is payable as a joint and 50% survivor annuity, with a female spouse who is three years younger than a male participant if the spouse was male, and a male spouse who is three years older than a female participant. Also, the present value is determined using a 4.5% discount rate and the RP-2000 Combined Healthy Mortality table, with separate rates for males and females projected twelve years with Scale AA as of June 30, 2014, and with no pre-retirement mortality.

Both the Retirement Plan and the Supplemental Retirement Plan were frozen as of December 31, 2007, such that no additional pension benefits will be accrued for service after that date, and no employees who first became employed by the Company after that date will become participants in the Plan. As of January 1, 2008, the Standex Retirement Savings Plan was enhanced. A description of the enhancement is set forth under "Standex Deferred Compensation Plan" beginning on page 37 of this proxy statement.

PENSION BENEFITS TABLE

Name	Plan Name	# Years of Benefit Service	Present Value of Accumulated Benefits	Payment During Fiscal 2014
Roger L. Fix	Retirement Plan	7	$ 718,187	$7,534
	Supplemental Retirement Plan	7	$ 533,072	0
Deborah A. Rosen	Retirement Plan	23	$ 664,440	0
	Supplemental Retirement Plan	23	$ 596,503	0
John Abbott	Retirement Plan	2	$ 49,817	0
	Supplemental Retirement Plan	2	$ 39,325	0

Messrs. Dunbar, DeByle and Pattison became employed by the Company after December 31, 2007, when accruals under the above plans were frozen, and as a result, they are not accruing benefits under those plans.

Certain Post-Termination Payments and Employment Agreements

We have entered into employment agreements with our named executive officers. The agreement with Mr. Fix expired when he retired from employment on April 11, 2014. He received no benefits under his agreement as a result of his retirement. The agreement for Mr. Dunbar provides for continuing employment in his present capacity, or a substantially equivalent position, through December 31, 2016, unless he dies, becomes disabled, or materially breaches the agreement. Mr. Dunbar's agreement shall automatically renew for additional three-year periods unless notice of an intent not to renew is given by either party at least thirty days prior to the end of the initial or any renewal term. The agreements for the other named executives are one year in duration, and will renew automatically for successive one-year terms, except that either party may give thirty days notice of its desire to terminate the agreement. The agreements provide for continuation of certain compensation and benefits upon the occurrence of certain specified events during the periods when the agreements are in effect. Those occurrences, and the compensation and benefits which shall be paid following such events, are described in the paragraphs below. In addition, the terms of the stock awards made to the executives provide for accelerated vesting of the awards upon termination for certain specified reasons. Those situations are also described below.

Acceleration of Stock Awards

In the event of the death, long-term disability or retirement of the executive (retirement means termination of employment after reaching age 55 with ten or more years of service, or reaching age 65, regardless of the number of years of service), under the terms of the awards made to the executive, the unvested restricted stock awarded, consisting of time-based restricted stock awarded under the long-term incentive program, and restricted stock units purchased under the MSPP with a portion of the executive's annual incentive bonus, will immediately vest. The number of unvested shares that would become vested if the executive's employment terminated due to death, disability or retirement, and the value of such shares as of June 30, 2014, is as follows:

	Number of Unvested Shares	Value on June 30, 2014
David A. Dunbar	26,657	$1,985,413
Thomas D. DeByle	22,040	$1,641,539
Deborah A. Rosen	9,919	$738,767
John Abbott	13,038	$971,070
Michael A. Pattison	4,845	$360,856

In the event of the executive's voluntary or involuntary termination of employment (for a reason other than death, disability or retirement), the executive shall receive a cash payment with respect to any unvested restricted stock units purchased pursuant to the MSPP, in an amount equal to the lower of the portion of the executive's annual incentive bonus used to purchase restricted stock units or the market value of the restricted stock units (assuming that each equals one share of stock) purchased with that portion of the executive's bonus. For each named executive, the cash amount payable in this situation assuming a termination date of June 30, 2014 would be as follows: Mr. Dunbar, $0; Mr. DeByle, $398,000 Ms. Rosen, $129,093; Mr. Abbott, $99,607; and Mr. Pattison, $47,000.

An executive who is granted performance share units and who dies, retires or becomes disabled during the performance period for which any shares are earned will be entitled to a pro rata portion of the first installment of shares the executive would have earned pursuant to the grant, had he or she continued to be employed through the entire performance period, equal to the percentage of the performance period during which he or she was employed. As an example, an executive who died, became disabled or retired on December 31 would be entitled to 50% of whatever number of shares would have been delivered as a first installment of the number of shares earned as of the end of the performance period. The shares will be delivered to the executive (or to his or her estate in the event of death) at the same time as such shares would have been delivered had he or she remained employed through the entire performance period. In such a case, the executive shall not be entitled to the second and third installments, which otherwise would have been delivered on the next two anniversary dates after delivery of the first installment.

In the event of death, retirement or disability during either of the two fiscal years following the performance period for which any shares are earned pursuant to a grant of performance share units, the executive shall be entitled to a pro rata portion of the installment of shares which is scheduled to vest at the end of that year, based on the portion of the year in which the executive remained employed. Delivery of the shares shall be made at the same time as such shares would have been delivered had the executive been employed at the end of the year. Installments that would vest at the end of the following fiscal year are forfeited. Executives shall not be entitled to a pro rata portion of an installment upon voluntary or involuntary termination for a reason other than death, disability or retirement, except following a change in control of the Company.

Employment Agreements – Death, Voluntary Termination or Material Breach

In the event of the executive's death, voluntary termination of employment, or involuntary termination due to a "material breach" of the agreement, which means 1) an act of dishonesty which is intended to enrich the executive at the Company's expense, or 2) the willful, deliberate and continuous failure of the executive to perform his or her duties after being properly demanded to do so, the executive shall not be entitled under the employment agreement to any salary or benefits continuation beyond the date of termination. The same applies to termination of the executive's employment due to a disability which the Company determines renders him or her unable to perform the services required under the agreement, except that termination for such reason will not be effective until the disability has continued for a period of at least six months, and in the case of Mr. Fix, until six months' notice of termination is given to him, after the six-month disability period has elapsed.

Employment Agreements – Involuntary Termination

In the event of the involuntary termination of an executive's employment, for a reason other than death, disability, a material breach or following a change in control, the agreements provide that the executive shall continue to receive his or her then current base pay for a period of one year (except that payment shall be made for two years, in the case of Mr. Dunbar, with the amount which equals twice the compensation limit set forth in section 401(a)(17) of the Code ($260,000 for 2014) payable over a two-year period, and the remainder payable in a lump sum immediately upon termination). In addition, medical and dental insurance coverage shall be continued for Mr. Dunbar for up to one year. At the base salaries of the named executives as of June 30, 2014, and the cost of continuing medical and dental coverage to Mr. Dunbar for one year at current costs, the amounts payable to each executive in such circumstances would be as follows:

	Severance Pay	Medical and Dental Coverage
David A. Dunbar	$1,400,000	$ 17,352
Thomas D. DeByle	$363,900	$0
Deborah A. Rosen	$323,100	$0
John Abbott	$372,500	$0
Michael A. Pattison	$246,800	$0

Employment Agreements – Change in Control

The employment agreements also provide for the making of certain payments to the named executives in the event of the involuntary termination of the executive's employment after a change in control of the Company (which is defined to mean a transaction reportable under Item 6(e) of Schedule 14A of Regulation 14A of the Securities Exchange Act of 1934), or the executive's resignation following a change in control for specified good reasons, including adverse changes in the executive's general area of responsibility or reporting relationship, title or place of employment, or diminution of the executive's base salary, incentive compensation opportunity or benefits. The compensation and benefits to which Mr. Dunbar is entitled following such an event are as follows: (a) immediate lump sum payment equal to three times the sum of (i) current base salary, and (ii) the higher of target annual incentive bonus as of the date immediately prior to the change in control or the annual incentive bonus most recently paid (including the portion used to purchase restricted stock units under the MSPP); (b) immediate 100% vesting in all unvested equity benefits, including all time-based restricted stock (which includes any increase in the value of restricted stock units purchased under the MSPP with a portion of an executive's annual bonus over the price paid for such units) and performance share units; and (c) continuation at the employer's expense of all life insurance and medical plan benefits for three years, as if he was still an employee during the three-year period. In the event that the payment to which Mr. Dunbar is entitled upon such an event triggers an excise tax payable under sections 280G and 4999 of the Code, the amount of the payment will be reduced to the maximum amount that can be paid without triggering the excise tax payment requirement.

The compensation and benefits payable to Messrs. Abbott and Pattison and Ms. Rosen under their agreements shall be the same, except that the lump sum severance payment shall be based on one year's salary and bonus and medical benefits and life insurance shall be continued for one year. Ms. Rosen's and Mr. Abbott's agreements also provide for the crediting of one additional year of benefit service for purposes of calculating the amount of pension under the Company's defined benefit pension plan, with the assumption that the executive's compensation for pension plan calculation purposes is the amount used to determine the lump sum described above. Mr. DeByle's agreement is the same as those of Messrs. Abbott and Pattison and Ms. Rosen, except that it provides for a lump sum severance payment equal to three years' base salary plus three times the most recent annual bonus paid to him, and he will receive no additional pension credit, because he is not a participant in the Company's defined benefit pension plans. No right to an excise tax gross-up is provided in any executive's agreement.

An executive who is eligible to retire and commence receipt of a pension under the Company's defined benefit pension plans as soon as his or her employment terminates (or six months thereafter, if such payments are determined to be subject to Section 409A of the Code) would be able to receive both severance and pension payments. As of June 30, 2014, only Ms. Rosen was eligible to retire.

If termination were to have occurred on June 30, 2014, upon a change in control occurring on the same date, here is the value of what each of the named executives would have received:

	Severance	Acceleration Of Unvested Stock Awards (1)	Benefits (2)	Pension Enhancement (3)
David A. Dunbar	$3,885,000	$2,985,354	$63,104	$0
Thomas D. DeByle	$1,692,135	$1,580,618	$20,477	$0
Deborah A. Rosen	$484,650	$797,465	$20,089	$285,195
John Abbott	$572,375	$1,182,143	$16,699	$55,301
Michael A. Pattison	$357,860	$401,929	$19,421	$0

(1) This amount represents the value received upon acceleration of the vesting of all unvested restricted stock, restricted stock units, and unvested shares earned pursuant to previously-granted performance share units under the Company's 2008 Long Term Incentive Plan. The amounts do not include the price paid for restricted stock units purchased pursuant to the MSPP with a portion of the executive's annual incentive bonuses, because the executive would be entitled to the price paid for those shares as of June 30, 2014 without a change in control event.

(2) The amounts represent the compensation cost to the Company of providing continued medical and life insurance benefits to the named executives for three years after June 30, 2014, based on 2014 premium costs and assuming medical cost levels over the three-year period (one year in the case of Messrs. DeByle, Abbott and Pattison and Ms. Rosen), using the medical inflation methodology which the Company has used in valuing the cost of its retiree medical benefit obligations under FAS 106. The Company does not provide retiree medical benefits to its salaried retirees.

(3) The dollar amount shown in this column reflects two numbers. The first is the additional amount that an executive would receive from the Supplemental Retirement Plan over and above the executive's accumulated benefits under that plan (which is disclosed in the Pension Benefits table under "Pension Benefits" on page 39 of this proxy statement). The additional amount is due to the fact that following a change in control, an executive's accumulated benefits under the Supplemental Retirement Plan are payable in a lump sum, using different assumptions than those used to calculate payment in an annuity form. The lump sum amount payable is equal to the present value as of July 1, 2014 of the single life annuity the executive could receive beginning as of his or her earliest retirement age. The executive's earliest retirement age is (a) July 1, 2014 if the executive had attained age 55 and completed at least ten years of eligibility service as of June 30, 2014, (b) the first day of the month coincident with our next following the attainment of age 55 if the executive had not attained age 55 as of June 30, 2014, but had completed at least ten years of eligibility service as of June 30, 2014, or (c) the later of July 1, 2014 or the first day of the month coincident with or next following the attainment of age 65 if the executive had not completed at least ten years of service as of June 30, 2014. Present value is determined based on the assumptions under the Retirement Plan. For lump-sum payments on July 1, 2014, those assumptions are the May, 2014 Pension Protection Act segment rates of 1.17%, 3.98% and 5.01% and the Pension Protection Act 2013 Optional Combined, Unisex mortality table. The value of the additional amounts payable to each executive under this calculation are: Mr. Dunbar, $0; Mr. DeByle, $0; Ms. Rosen, $160,479; Mr. Abbott, $0; and Mr. Pattison, $0.

The second component of the dollar amount shown here is the amount of the lump sum payable due to the attribution under the employment agreements of one year of additional service to Ms. Rosen and Mr. Abbott at the level of annualized compensation used to determine the amount of severance. That lump-sum payment is equal to (1) the present value as of July 1, 2014 of the single life annuity that would be payable under the Retirement Plan and the Supplemental Retirement Plan beginning as of the executive's earliest retirement age based on actual and imputed compensation and service as of June 30, 2014, minus (2) the present value as of July 1, 2014 of the single life annuity that would be payable under the Retirement Plan and the Supplemental Retirement Plan beginning as of the executive's earliest retirement age based on actual compensation and service as of June 30, 2014. The executive's earliest retirement age is (a) July 1, 2014 if the executive had attained age 55 and completed at least ten years of eligibility service (including imputed eligibility service for purposes of (1) above) as of June 30, 2014, (b) the first day of the month coincident with or next following the attainment of age 55 if the executive had not attained age 55 as of June 30, 2014, but had completed at least ten years of eligibility service (including imputed eligibility service for purposes of (1) above) as of June 30, 2014, or (c) the later of July 1, 2014 or the first day of the month coincident with or next following the attainment of age 65 if the executive had not completed at least ten years of service (including imputed eligibility service for purposes of (1) above) as of June 30, 2014. Present value is determined based on the assumptions under the Retirement Plan. For lump-sum payments on July 1, 2014, those assumptions are the May, 2013 Pension Protection Act segment rates of 1.17%, 3.98% and 5.01% and the Pension Protection Act 2014 Optional Combined, Unisex mortality table. The amounts of the lump sum payable under the employment agreements are as follows: Mr. Dunbar, $0; Mr. DeByle, $0; Ms. Rosen, $124,716; Mr. Abbott, $55,301; and Mr. Pattison, $0.

OTHER INFORMATION CONCERNING THE COMPANY

BOARD OF DIRECTORS AND ITS COMMITTEES

Eleven meetings of the Board of Directors were held during the fiscal year ended June 30, 2014, seven of which were conducted telephonically. Each incumbent director of the Company attended at least 75% of the meetings held during the year by the Board and all committees on which the director served. The Board operates pursuant to Corporate Governance Guidelines which set forth the policies and procedures for the effective performance of management duties by the Board of Directors. These Guidelines can be found on the Company's website at www.standex.com under the Governance tab.

Compensation Committee

The Board has a Compensation Committee consisting of Messrs. Cannon (Chairman), Hogan and Muller, all of whom are independent under NYSE standards. During fiscal 2014, the Committee held five meetings, three of which were conducted telephonically. Each of the Committee members attended all meetings. The Company charges the Compensation Committee with discharging the responsibilities of the Board of Directors relating to compensation of the Company's CEO and senior management; administering the 2008 Long Term Incentive Plan; and reviewing and approving executive and senior management compensation in relation to the short and long term goals of the Company.

During the fiscal year, the Committee led the effort to identify an optimal candidate to replace retiring President/CEO Roger L. Fix. The Committee's efforts culminated with the appointment of David A. Dunbar in January, 2014.

The Committee operates pursuant to a written Charter, which may be reviewed on the Company's website at www.standex.com under the "Governance" tab.

The Committee has the authority to retain consultants or other legal or accounting advisors from time to time in the Committee's discretion to assist in the evaluation of executive and senior management compensation. Such engagements shall be on such terms as the Committee deems appropriate. The Chief Executive Officer and the Vice President of Human Resources assist the Committee to a limited extent in determining or recommending the amount or form of executive and director compensation, as described on page 12 of this proxy statement.

For further information regarding the Committee's processes and procedures for the consideration and determination of executive and director compensation, please see the Compensation Discussion and Analysis, beginning on page 12 of this proxy statement.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee (Messrs. Cannon, Hogan or Muller) were at any time during fiscal 2014 or in any prior period an officer or employee of the Company, nor did they serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Compensation Committee or Board of Directors.

Audit Committee

Messrs. Fenoglio (Chairman), Chorman, Fickenscher, and Hansen served during fiscal year 2014 on the Company's Audit Committee. All of these directors are independent as defined by the SEC and NYSE rules. The Board of Directors has designated Messrs. Fenoglio, Chorman, Fickenscher, and Hansen as "audit committee financial experts" as defined by the NYSE rules. During fiscal 2014, the Committee met on four occasions, two of which were by telephone. Each of the Committee members attended all of the meetings of the Committee. The Audit Committee reviews, both prior to and after the audit, the Company's financial reporting function, the scope and results of the audit performed (or to be performed) by the independent auditors of the Company and the adequacy of the Company's internal controls, and reports thereon to the Board of Directors.

During the fiscal year, the Committee, in consultation with executive financial management at the Company, invited a competitive process to review the appointment of the Company's independent registered public accounting firm for the upcoming fiscal year. As a result of this process and following careful deliberation, on August 29, 2014, the Committee notified the Company's prior independent auditors, Deloitte & Touche LLP, that it had determined to dismiss Deloitte & Touche LLP as the Company's independent registered public accounting firm, effective immediately. On the same date, the Committee authorized entering into an engagement letter with Grant Thornton LLP. Grant Thornton officially became the Company's independent registered public accounting firm on September 4, 2014, as reflected in the Company's Form 8-K filed on the same day.

The Committee operates pursuant to a Charter, which may be found on the Company's web site at www.standex.com under the Governance tab. The report of the Committee for the past fiscal year appears below.

Audit Committee Report

The Audit Committee of the Board of Directors (the "Committee") is entirely made up of independent directors as defined in the NYSE listing standards. It operates pursuant to a written charter, which may be reviewed on the Company's website at www.standex.com under the Governance tab.

The Committee reviews Standex's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. The independent auditors are responsible for expressing opinions on the conformity of the Company's audited financial statements with U.S. generally accepted accounting principles and on management's assessment of the effectiveness of the Company's internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes on behalf of the Board of Directors.

The Audit Committee pre-approves all audit and non-audit services performed by the independent auditor, as well as respective fees. The Audit Committee will periodically grant general pre-approval of certain audit and non-audit services. Any other services must be specifically approved by the Audit Committee. In periods between Audit Committee meetings, the Audit Committee may delegate authority to one member to pre-approve additional services, and such pre-approvals are then communicated to the full Audit Committee.

In this context, the Committee has reviewed and discussed with management and the independent auditors the audited financial statements, management's assessment of the effectiveness of the Company's internal control over financial reporting, and the auditors' evaluation of the Company's internal control over financial reporting. The Committee has discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended and adopted PCAOB Rule 3200T, *Communication With Audit Committees*. In addition, the Committee has received from the independent auditors the written disclosures required by the PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence* and by applicable requirements of the Public Company Accounting Oversight Board, and discussed with them their independence from the Company and its management. Finally, the Committee has considered whether the independent auditors' provision of non-audit services to the Company is compatible with maintaining the auditors' independence.

In reliance on the reviews and based upon the discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended June 30, 2014, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

William R. Fenoglio, Chairman
Thomas E. Chorman
Gerald H. Fickenscher
Thomas J. Hansen

Corporate Governance/Nominating Committee Report

The Corporate Governance/Nominating Committee of the Board of Directors, comprised of Messrs. Muller (Chairman), Chorman, Fickenscher and Hogan, all of whom the Board determined to be independent within the meaning given to that term under the rules of the NYSE, is responsible for developing, reviewing, maintaining and recommending to the Board principles and guidelines of corporate governance for the operations of the Board and insuring the Board's compliance with applicable regulations and standards of the SEC and NYSE. The Committee also recommends to the Board candidates for consideration for Board membership and for membership on the standing committees of the Board.

The Committee Charter describes its duties and responsibilities in greater detail. Stockholders and others may access the Charter through the Governance tab of the Company's website at www.standex.com. The Committee also periodically reviews the Company's corporate governance guidelines, accessed at www.standex.com under the "Governance" tab.

During fiscal year 2014, the Committee held three meetings, and communicated regularly via exchange of memoranda. Each of the Committee members attended all of the meetings of the Committee.

Process for Identifying and Evaluating Candidates for Director, and Diversity Considerations

The Corporate Governance/Nominating Committee considers candidates for Board membership suggested by its members and other directors, as well as management and shareholders. The Committee may also retain a third party executive search firm to identify candidates. When such a search firm is engaged, the Committee sets the fees and scope of engagement. A shareholder who wishes to recommend a prospective nominee for the Board should notify the Committee in writing using the procedures described below under *Communications with Directors,* attaching any supporting material the shareholder considers appropriate. Nominees recommended by shareholders are subject to the same evaluation process described herein as all other prospective candidates.

The Committee will review and evaluate each candidate it believes merits serious consideration, taking into account all available information concerning the candidate, the qualifications for Board membership established by the Committee and described below, the existing composition and mix of talent and expertise on the Board, and other factors it deems relevant.

The Committee evaluates each prospective candidate against the standards and qualifications set forth in the Company's Corporate Governance Guidelines (found at the Company's website), as well as by criteria of preferred experiences and qualities established by the Committee. The Committee strives to identify nominees whose character, demonstrated teamwork, judgment and experience will best enable them to deal with matters that come before the Board. Further, the Committee must identify candidates who can ensure both that the best interests of shareholders are met, and that full compliance with all applicable regulations and laws will occur. The qualifications the Committee prefers include various professional experience requirements (including familiarity with manufacturing, international business and financial accounting and controls) and personal qualities (including integrity and judgment), as well as the capacity and desire to make a significant time commitment to the Board, and a commitment to become a shareholder.

In addition, as part of this process, the Committee developed a Board self-assessment matrix which measures the current configuration of the Board relating to skills, experience and background. This matrix assists in the evaluation of the future needs of the Board, and the qualifications to be sought in potential Board candidates. The Committee updates the matrix annually and before each director's search based on expected retirements, any gaps in current needs, and in line with corporate strategy.

The Committee considers all of the above-mentioned factors and weighs whether a candidate's experience, character and commitment would complement the other directors' skills and abilities as they relate to service on the Board. In this way, the Committee seeks diversity of perspective and insight, considering how each individual director can contribute to and enhance the overall effectiveness of the Board. Thus, diversity is reviewed in a comprehensive context, rather than on the basis of categorical allotment. The Committee is mindful of this diversity consideration throughout the year, and assesses its effectiveness through the annual Director Evaluations described below. The Committee is particularly mindful that it must seek and retain director candidates whose skills complement the needs presented by the domestic and international, multi-product, engineered manufacturing operations of the Company, the analytical financial expertise associated with such operations, and the strategic plans of the Company.

In connection with this evaluation, if warranted, the Committee decides whether to interview the prospective nominee and invites the President and CEO and the Chairman of the Board also to meet with prospective candidates. The Committee Chairman conducts due diligence to check each candidate's references. After completing this evaluation and interview process, the Committee forwards all pertinent materials and makes a recommendation to the full Board in advance of a meeting in which the Committee will propose a candidate for Board action. The Board then acts on the election of the candidate or nomination for consideration of shareholders.

Using this process, the Committee identified a candidate, Jeffrey S. Edwards, that the Committee believes will be a beneficial addition to the Board. Shareholders are being asked to elect Mr. Edwards in this proxy via Proposal 1.

In addition, during the fiscal year, the Committee was instrumental in assisting with the process through which David A. Dunbar was appointed as President/CEO. Mr. Dunbar began his employment with the Company in January, 2014.

Code of Business Conduct and Ethics

The Company has both a Code of Business Conduct and a Code of Ethics for Senior Financial Management, both of which may be found on the Company's website under the Governance tab at www.standex.com. During the fiscal year, the Company launched an on-line interactive training program which encompassed a wide variety of subject matters, including Code of Conduct; preventing discrimination and harassment; Foreign Corrupt Practices Act (FCPA); Sarbanes-Oxley essentials; conflict minerals; and fraud awareness and detection. New training courses will be assigned quarterly to employees to ensure ongoing awareness of governance and ethical issues. Further, the programs can be customized by Company divisions to pinpoint issues that may arise in the ordinary course of business.

The Code of Business Conduct applies to all employees, officers and directors of the Company and provides that, in the conduct of all corporate activities, integrity and ethical conduct is expected. In addition, the Code of Business Conduct addresses and provides guidance on a number of business-specific issues, including but not limited to insider trading and conflicts of interest.

The Code of Ethics for Senior Financial Management applies to all officers, directors and employees who have supervisory financial duties. The Code of Ethics is intended to assist in the complete and accurate reporting of all financial transactions in compliance with applicable laws, rules and regulations.

Waivers of the requirements of the Company's Codes, if granted by the Board or the Corporate Governance/Nominating Committee, will be posted on the Company's website. No waivers were granted in fiscal 2014 or for any prior period since the Codes were adopted in 2003. Compliance is monitored by the Company's Corporate Governance Officer and the Committee, in communication with the Board and senior corporate management, as appropriate.

Executive Sessions of Independent Directors

Under the Board's Corporate Governance Guidelines, the independent directors of the Board meet in regularly scheduled executive sessions with no management directors or management present. William Fenoglio has been designated by the independent directors as the lead director for such executive sessions. Mr. Fenoglio assumed this role from former Board Chair, Edward Trainor, who died in March, 2014. The lead director will call any executive session of the Board, and the executive sessions will encompass such topics as the independent directors and/or Mr. Fenoglio determine. The lead director will confer with the Board and the CEO on any matters that may require their attention. In addition, the lead director provides the CEO, following Board meetings and at other appropriate times, the evaluation of the independent directors. If any shareholder wishes to communicate any matter to the executive sessions of independent directors please forward an email regarding such communication to boardofdirectors@standex.com.

Director Attendance Policy

It is the policy of the Board, pursuant to its Corporate Governance Guidelines, that each director has a duty to attend, whenever possible, all meetings of the Board and of each Committee on which the director serves and to review in advance all meeting materials, all of which are sent electronically to each director, and are placed on a secure server for director access. In addition, each director is expected to attend the Annual Meeting of Shareholders. In fiscal 2014, all directors attended the Annual Meeting.

Committee and Director Evaluations

Written questionnaires prepared by the Corporate Governance/Nominating Committee are used by the directors to evaluate the Board as a whole and each of its standing Committees. The questionnaires also solicit recommendations as to how the functioning of the Board and its committees can be improved. This evaluation process began in 2003, and was utilized in fiscal 2014. The Company intends to repeat this process annually. Directors submit completed questionnaires to the Chief Legal Officer, who summarizes the results without attribution, and forwards the summary to the Committee chairman, who analyzes the data and reports the results to the Board and to each Committee. The full Board discusses summaries of the assessments and Committee evaluations with a view to enhancing the overall performance of the Board.

Shareholder Communications with Directors

The Board of Directors welcomes input and suggestions from shareholders and all interested parties. The Board of Directors will regard all appropriate communication seriously and will promptly address it. The

Board has adopted the following procedure for shareholders and other interested parties to contact members of the Board, its committees and the non-management directors as a group. Correspondence, addressed to any individual director, group or committee chair or the Board as a whole, should be sent to the Corporate Governance Officer, Standex International Corporation, 11 Keewaydin Drive, Suite 300, Salem, NH 03079. All parties may also communicate electronically by sending an email to boardofdirectors@standex.com. The message line should specify the individual director, committee or group that the shareholder wishes to contact.

All communication will be distributed to the Board, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communication. The Corporate Governance Officer shall use discretion in declining to forward communication unrelated to the duties and responsibilities of the Board, including but not limited to communication in the nature of advertisements or promotions, employment inquiries or resumes, surveys or other forms of mass mailings. However, all communication, regardless of its nature, will be catalogued, archived and periodically reported to the Board for its information and use.

Board Leadership Structure and Role in Risk Oversight

Currently, the offices of the Chairman of the Board and the Chief Executive Officer are separate and held by different individuals. On January 20, 2014, David Dunbar was appointed President and CEO of the Company. On the same date, Mr. Fix began serving as Chairman of the Board, replacing Edward Trainor, who stepped down from that role.

During periods when the retiring CEO/President is available and eager to serve as Chairman, the Board has authorized this leadership structure. In such cases, the Board believes this structure is appropriate, as it enhances the continuity of execution of Company strategic vision and mission. This leadership transition has been beneficial when implemented historically. During other periods, the Board has found it appropriate to designate the CEO as Chairman.

The separation of roles of Chairman and CEO/President is appropriate at this time, since Mr. Fix's decade-plus leadership as chief executive officer enables him to lend a unique perspective in his current role as Chairman. Although Mr. Fix has retired from active employment with the Company, designating him as Chairman allows a progression of strategic vision, which coordinates in a beneficial way with Mr. Dunbar's leadership as Company President/CEO.

The Board will continue to evaluate appropriate leadership structure whenever circumstances merit such assessment, utilizing the corporate governance guidelines of the Company as one source of authority.

The Board conducts risk oversight of the Company by relying on its Committee membership to receive and analyze reports and data from various Company and external sources (discussed below), and to report to the full Board for discussion and action, where necessary.

In order to conduct risk oversight of the Company, the Audit Committee regularly receives reports regarding the material risks presented by and to Company operations, and the measures being taken to manage such risk. The Corporate Risk Manager reports regularly to the Audit Committee. The Audit Committee reports as appropriate to the full Board, which monitors material risks that may impact the Company. In addition, the Board administers its risk oversight function through periodic reporting at Board meetings by members of senior management, including but not limited to the Chief Financial Officer and the Group Vice President. These presentations provide the Board with the opportunity to communicate directly and in detail with management about risks and opportunities being addressed at the operational level. Further, the Corporate Governance Officer reports to the Audit Committee quarterly, in conjunction with the corporate governance program.

Since fiscal 2012, the Corporate Governance/Nominating Committee has mandated that each committee of the Board review its Charter annually to assess whether the risk oversight roles and responsibilities of each committee are being appropriately discharged. Each committee's Charter can be found on the Company web site at www.standex.com under the Governance tab.

CORPORATE GOVERNANCE/NOMINATING COMMITTEE

H. Nicholas Muller, III, Chairman
Thomas E. Chorman
Gerald H. Fickenscher
Daniel B. Hogan

Directors Compensation

The elements of non-employee director compensation remained the same for fiscal 2014 as for the prior year. The amounts paid are as follows:

- a $40,000 annual cash retainer, payable quarterly, all or a portion of which may be deferred and used to purchase RSUs pursuant to the MSPP;

- an annual restricted stock grant equal to $55,000 and valued as of the date of the Annual Meeting of Shareholders, which stock vests three years after the date of grant;

- a $16,000 annual cash retainer for the Chairman of the Audit Committee;

- a $10,000 annual cash retainer for the Chairman of the Compensation Committee;

- an $8,000 annual cash retainer for the Chairman of the Corporate Governance/Nominating Committee;

- annual cash retainers of $8,000, $5,000 and $3,000 to each member of the Audit, Compensation and Corporate Governance/Nominating Committee, respectively; and

- a $50,000 cash retainer to the Chairman of the Board, all or a portion of which may be deferred and used to purchase RSUs pursuant to the MSPP.

The elements of directors' compensation remained the same in fiscal 2014 as in fiscal 2013. For fiscal 2015, the annual cash retainer paid to non-employee directors will increase from $40,000 to $50,000, and the value of the annual restricted stock award made to non-employee directors will increase from $55,000 to $65,000. The increase is the result of a competitive assessment of the compensation paid to our directors made by Pearl Meyer in fiscal 2014. Pearl Meyer was specifically retained by the Compensation Committee for this purpose. The frame of reference for the assessment was a review of the compensation paid to the directors of companies selected by Pearl Meyer which compete within the capital goods industry (with the majority of the companies in the industrial machinery, electrical equipment and/or durable goods manufacturing sub-industries) and which were generally similar in size to the Company (with revenues of between $400 million and $1 billion). In addition, the lead independent director will receive an annual cash retainer in fiscal 2015 of $16,000 for serving in that capacity.

Upon his retirement from employment with the Company on April 11, 2014, Roger L. Fix became the Chairman of the Board of the Company. At the time of his becoming Chairman, he received a restricted stock grant with a value of $12,051, which is the value of the annual restricted stock grant made to each non-employee director of the Company, pro-rated for the portion of the fiscal year during which he served as a non-employee director. The cash retainer paid to Mr. Fix was similarly pro-rated.

Under guidelines revised in fiscal 2014, the Company requires each non-employee director to own Company Common Stock with a value of at least five times the annual cash retainer paid to each director. The guidelines require each director to attain the required stock ownership within three years of his initial election or appointment. The valuation of the Common Stock used to determine compliance with the ownership requirement is set by the Compensation Committee each year, based upon the Company's stock price performance during the previous year and any other factors deemed relevant by the Compensation Committee. The valuation for fiscal 2015 has been set at $60 per share. Stock acquired as payment of director's fees may not be sold until the ownership requirement has been met. All directors were determined to be in compliance with the revised guidelines as of July 31, 2014.

The Company does not have per meeting fees for non-employee directors, believing that no incentives for meeting attendance should be necessary.

As an employee director, Mr. Dunbar does not receive director compensation for his service to the Board.

No retirement plan benefits or perquisites are provided to directors of the Company. Directors are not granted stock options, as the Company does not grant stock options to any person.

The following table presents the compensation the Company provided to non-employee directors for their services during fiscal 2014:

Director	Fees Earned Or Paid In Cash ($) (1)	Stock Awards ($) (2)(3)	All Other Compensation ($) (4)	Total ($)
Charles H. Cannon, Jr.	10,000	113,083	3,544	126,672
Thomas E. Chorman	51,000	55,000	1,606	108,606
William R. Fenoglio	16,000	113,083	3,544	132,627
Gerald H. Fickenscher	51,000	55,000	1,606	108,606
Roger L. Fix (5)	19,780	12,051	0	31,831
Thomas J. Hansen	0	115,991	0	115,991
Daniel B. Hogan	48,000	55,000	2,575	105,575
H. Nicholas Muller, III	41,000	72,422	1,935	115,357
Edward J. Trainor (6)	67,500	55,000	7,607	130,107

Footnotes to Table:

(1) This column represents the cash paid to each director pursuant to the annual cash retainer, plus fees earned for serving as Chairman of the Board, or as a member of or Chairman of any Committees of the Board. All or a portion of the annual cash retainer may be used, at the election of the director, to purchase restricted stock units pursuant to the MSPP. RSUs purchased under the MSPP are disclosed in the Stock Awards column.

(2) This column represents the aggregate grant date fair value of two separate awards: (1) RSUs purchased with the portion of the director's annual cash retainer which the director elects to use to purchase RSUs under the terms of the MSPP; and (2) shares of time-based restricted stock. With respect to (1) above, the MSPP requires that prior to the beginning of the fiscal year in which the annual cash retainer is earned, directors may elect to use all or a portion of their annual cash retainer to purchase RSUs. Under the MSPP, RSUs will be purchased at a 25% discount from the lower of the closing price of the Company's stock on the last day of the fiscal year in which the cash retainer was earned or the date on which the cash portion of the annual incentive bonus is paid to an executive of the Company,

which is generally on or shortly prior to the 75th day after the end of the fiscal year. The amounts in this column which are attributable to purchases under the MSPP are computed in accordance with FASB ASC Topic 718, using the same assumptions as are referenced in footnote (2) to the Summary Compensation Table found on page 29 of this proxy statement.

With respect to the awards of time-based restricted stock noted in (2) above, the column includes the grant date fair value of such awards for FY 2014. Grant date fair value is calculated by multiplying the number of shares of stock awarded times the closing price of the Company's stock on the date awarded, in accordance with FASB ASC Topic 718. At June 30, 2014, the aggregate number of outstanding shares of unvested restricted stock and RSUs held by each director was as follows: Mr. Cannon: 1,323; Mr. Chorman: 3,303; Mr. Fenoglio: 7,323; Mr. Fickenscher: 3,303; Mr. Fix: 219; Mr. Hansen: 1,215; Mr. Hogan: 4,307; and Mr. Muller: 4,070.

(3)   Upon the retirement of any director as a result of reaching the mandatory retirement age for service as a director, or upon a change in control of the Company, the non-vested installments of the annual restricted stock grants shall be subject to acceleration and immediate vesting.

(4)   Included in this column are the dividend equivalents that accrued during the three year vesting period for both the restricted stock grants and the restricted stock units purchased pursuant to the MSPP that vested during the fiscal year. The dividend equivalents are paid upon vesting.

(5)   Mr. Fix became the Chairman of the Board upon his retirement from employment with the Company on April 11, 2014.

(6)   Mr. Trainor served as a Director until his death on March 30, 2014, and served as Chairman until January 20, 2014, when Mr. Fix became Chairman of the Board.

PROPOSAL 2 – ADVISORY VOTE TO APPROVE THE COMPENSATION OF
THE COMPANY'S NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Securities Exchange Act of 1934, we are asking our shareholders to approve a non-binding, advisory resolution on the compensation of the executive officers (the "named executive officers") whose compensation is specifically set forth in the Summary Compensation Table and other related tables of this proxy statement (which are found beginning on page 29 of this proxy statement). The advisory vote does not address any specific element or the level of the compensation payable to any named executive officer, but rather asks shareholders to approve the total compensation payable to the "named executive officers." Notwithstanding that the vote is advisory only, we will carefully evaluate the outcome of the vote and will take it into account in assessing any future changes to our compensation philosophy and programs.

The Board of Directors recommends that shareholders vote to approve the total compensation of our named executive officers, because of its belief that our executive compensation program is an important factor in driving the creation of shareholder value. The program ties a significant portion of the compensation of our named executive officers to the actual financial performance of the Company and pays a large portion of such compensation in the form of equity that cannot be immediately sold. We urge shareholders to read the Compensation Discussion and Analysis which begins on page 12 of this proxy statement, immediately following the "Executive Compensation" heading, and the compensation tables which follow it. They provide a thorough description of the entire program and the compensation paid under it. Here is a summary of several important facts to consider in evaluating our executive compensation:

- The program is designed 1) to attract and retain highly talented executives who have the ability to manage a diverse set of businesses that serve a variety of markets and are subject to differing business strategies, and 2) to provide those executives with incentives to meet specific financial and operational performance goals that are determined by the Compensation Committee of the Board of Directors as likely to create and sustain shareholder value.

- A significant portion of the compensation payable under the program is variable, and depends upon the performance of the Company (or in the case of non-corporate executives, the business unit of the Company for which they are responsible) over both the short and longer term.

- A significant portion of the compensation is payable in the form of Company stock, which serves to closely align the interests of our executives with those of our shareholders.

- To avoid a focus on short-term results at the expense of longer-term corporate performance, the stock payable is either forfeited if the executive leaves our employment within three years after it is granted, or is paid to the executive in equal installments over a three-year period, only if the executive remains employed at the time each installment is to be paid. This practice serves both to retain executives in the employ of the Company, and motivates them to act in the long-term interests of the Company. In addition, executives are subject to stock ownership guidelines, which limit their ability to sell shares of stock which they receive while they are employed by the Company.

- We do not provide guaranteed or minimum bonuses to our executives, and we provide only a very limited number of perquisites.

- Both the amounts and forms of our compensation are determined by an independent committee of the Board of Directors, which receives independent advice from Pearl Meyer & Partners, a nationally recognized compensation consultant that performs no other services for the Company.

- The Board of Directors has the right to recover any incentive compensation paid to any executive if the Company is required to restate any financial results downward as a result of misconduct on the part of that executive.

The compensation paid to our executives for fiscal 2014 was consistent with our pay-for-performance philosophy. Excluding the impact of the CEO transition expenses and the costs associated with closure of the Cheyenne, Wyoming facility, earnings per share increased for fiscal 2014 from earnings per share for fiscal 2013 and exceeded the target established by the Board of Directors for the fiscal year. Operating cash flow exceeded the "superior" target established at the beginning of the fiscal year and sales from continuing businesses increased by 5.2% from sales in fiscal 2013. As a result, compensation for our executives exceeded compensation levels in fiscal 2013. The Company's operating performance led to significant increase in its year-over-year stock price, and total shareholder return for fiscal 2014 was 42.06%.

The Board believes that the total compensation paid to our named executive officers is aligned with both the performance of the Company and the interests of our shareholders. As a result, the Board recommends that shareholders approve the following non-binding, advisory resolution:

"RESOLVED, that the shareholders of Standex International Corporation approve, on an advisory basis, the compensation of the Company's named executive officers as described in this Proxy Statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, all under the heading titled 'Executive Compensation.'"

The Board of Directors unanimously recommends a vote "FOR" the foregoing resolution.

PROPOSAL 3 – RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors has selected Grant Thornton LLP ("Grant Thornton") to serve as the Company's independent registered public accounting firm for the 2015 fiscal year. Grant Thornton was appointed on September 4, 2014. At no time during the two years prior to Grant Thornton's engagement did the Company consult Grant Thornton regarding either the application of accounting principles to any transaction or audit opinion, or any matter that was the subject of review (whether such subject was a disagreement or reportable event with Deloitte & Touche, the Company's previous independent auditors).

Deloitte & Touche LLP (Deloitte), and its two predecessor firms, had served as the Company's auditors since 1955. However, in fiscal 2014, the Audit Committee of the Company initiated a competitive process to review the appointment of the Company's independent auditor for the 2015 fiscal year. Following careful deliberation, the Audit Committee authorized the dismissal of Deloitte on August 28, 2014, effective on August 28, 2014. The Company communicated the dismissal on August 29, 2014 and filed a Form 8-K announcing the dismissal on September 4, 2014.

For the fiscal year ending June 30, 2013 and June 30, 2014, there were no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

For the fiscal year ending June 30,2013 and June 30,2014, Deloitte's report on the Company's financial statements contained no adverse opinion or a disclaimer of opinion; and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

The Company provided Deloitte with a copy of the disclosure outlined above and requested that Deloitte furnish a letter to the SEC stating whether it agreed with such disclosures. Deloitte did issue a letter of agreement on September 4, 2014, which was filed as an exhibit with the Company's 8-K on September 4, 2014.

It is expected that representatives of Grant Thornton will be present at the Annual Meeting of Stockholders where they will have the opportunity to make a statement, if they desire to do so, and to respond to appropriate questions.

Shareholders are being asked to ratify the appointment of Grant Thornton, and the Board unanimously recommends a "For" vote in connection with this resolution. While ratification by the shareholders of this appointment is not required by law or by the Company's articles of incorporation or bylaws, we believe that such ratification is desirable.

The Board of Directors recommends a vote "FOR" the ratification of the selection of the Independent Auditors.

INDEPENDENT AUDITORS' FEES

The following table summarizes the aggregate fees billed to the Company by Deloitte & Touche LLP, the independent auditor for fiscal years 2013 and 2014:

($ in thousands)	2014	2013
Audit Fees (a)	$1,141	$1,223
Audit Related Fees (b)	$ 326	$316
Tax Fees	$0	$0
All Other Fees	$0	$0
Total	$1,467	$1,539

(a) Fees for audit services billed related to fiscal years 2014 and 2013 consisted substantially of the following:

- Audit of the Company's annual financial statements
- Reviews of the Company's quarterly financial statements

(b) Fees for audit related services in 2014 and 2013 consisted substantially of the following:

- International audits in the United Kingdom, Ireland, Germany, Brazil, China and Mexico were conducted in 2014. International audits took place in 2013 in the United Kingdom, Ireland, Portugal, Mexico and Germany.

- The detailed scope and depth of international audits continued during fiscal year 2014, resulting in a slight increase in international audit fees.

In considering the nature of the services provided by the independent auditor, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with Company management and the independent auditor to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the U.S. Securities and Exchange Commission to implement the Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants.

Pre-Approval Policy

The services performed by the independent auditor in fiscal 2014 were approved in accordance with the pre-approval policy and procedures adopted by the Audit Committee in 2003 and amended in 2004.

As required by the policy, annually the Audit Committee is provided a description of the services to be provided for each category and fees to be incurred. The policy describes the permitted audit, audit-related, tax, and other services that the independent auditor may perform, and the Audit Committee approves the established level of fees for the respective fiscal year. Any subsequent requests for audit, audit-related, tax and other services not previously submitted and approved by the Audit Committee for specific pre-approval may not commence until such approval has been granted.

A quarterly status of the actual services performed to date is provided to the Audit Committee by the independent auditor. Normally, pre-approval is provided at regularly scheduled meetings. However, the authority to grant specific pre-approval between meetings, as necessary, has been delegated to the Chairman of the Audit Committee for services not to exceed $50,000. The Chairman must update the Audit Committee at the next regularly scheduled meeting of any services that were granted such specific pre-approval.

REQUESTING DOCUMENTS

Both this Proxy Statement and the Annual Report on Form 10-K may be reviewed on line at: http://www.cfpproxy.com/6520 and also at the Company's website at www.Standex.com/Investors/FY2014AnnualMaterials. Shareholders may obtain print or emailed copies, free of charge, of this Proxy Statement, Form 10-K, the Company's Codes of Conduct, Committee Charters or the Corporate Governance guidelines by writing to Standex International Corporation, Investor Relations Department, 11 Keewaydin Drive, Suite 300, Salem, NH 03079. Shareholders may also call the Company's Shareholder Services Administrator at 603-893-9701 to request copies. In the alternative, print copies may be requested by e-mailing the request to investorrelations@standex.com. Requests for copies may be made orally or in writing. All requests will be fulfilled within three (3) business days of receipt. Copies will be sent via first class mail.

OTHER PROPOSALS

Management does not know of any other matters which may come before the meeting. However, if any other matters are properly presented at the meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their judgment on such matters.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to the Securities Exchange Act of 1934, the Company's executive officers, directors and persons who own more than 10% of the Company's Common Stock are required to file reports of ownership and changes in ownership in the Common Stock of the Company (called a "Form 4") under Section 16(a) with the

Securities and Exchange Commission and the New York Stock Exchange, with copies of those reports filed with the Company.

Based solely upon a review of the copies of the reports furnished to the Company for the fiscal year 2014, the Company advises that the following Form 4s were not filed on a timely basis: In conducting a review of all Form 4s filed in recent years, a reporting oversight was identified. The directors who contingently purchased shares under the MSPP in September, 2005 and September, 2006 had these purchases properly reported on a Form 4 at the time of contingent purchase; however, once the shares vested three years later, their new status as beneficially owned was inadvertently not reported. This oversight was corrected in November, 2013 for Directors Hogan, Chorman, Muller, Fix, Fengolio, Fisckenscher, Trainor and for Vice President/Chief Legal Officer, Deborah Rosen.

In addition, one Director, Nicholas Muller, did not notify the Company of the sale of stock on two occasions, and the gifting of shares on one occasion, in November, 2013; however, Mr. Muller's notice was received by the Company approximately one week after such events, at which time the proper reporting was immediately made on November 19 and 25, 2013, reflecting such events on November 11, 14 and 21, 2013.

STOCKHOLDER PROPOSALS

Any stockholder desiring to submit a proposal for consideration at the 2015 Annual Meeting of Stockholders must submit such proposal to the Company, in writing, at its executive offices, 11 Keewaydin Drive, Suite 300, Salem, NH 03079, no earlier than May 15, 2015.

In order for a shareholder to bring other business before a shareholder meeting, the Company by-laws require that timely notice should be received by the Company no earlier than May 18, 2015 but no later than June 17, 2015. In order for shareholders to submit director nominee(s) for consideration pursuant to SEC Rule 14a-11, proper notice must be received no earlier than April 14, 2015, and not later than May 15, 2015.

By the Board of Directors



Deborah A. Rosen, *Secretary*

September 12, 2014

REVOCABLE PROXY
Standex International Corporation

YOUR VOTE IS IMPORTANT!
PROXY VOTING INSTRUCTIONS

Stockholders of record have four ways to vote:
1. By Telephone (using a Touch-Tone Phone); or
2. By Internet; or
3. By Mail; or
4. In person at the Annual Meeting.

To Vote by Telephone:

Call 1-866-648-7868 Toll-Free on a Touch-Tone Phone anytime prior to 3 a.m., October 29, 2014.

To Vote by Internet:

Go to https://www.rtcoproxy.com/sxi prior to 3 a.m., October 29, 2014.

Please note that the last vote received from a stockholder, whether by telephone, by Internet or by mail, will be the vote counted.

Mark here if you plan to attend **the meeting.** ☐

Mark here for address change. ☐

_____

_____

_____

Comments:

_____

_____

Annual Meeting Materials are available at:
http://www.cfpproxy.com/6520

FOLD HERE IF YOU ARE VOTING BY MAIL

PLEASE DO NOT DETACH

X | **PLEASE MARK VOTES AS IN THIS EXAMPLE**

1. Election of Directors

	For	With-hold	For All Except
	☐	☐	☐

For three year terms expiring in 2017:
(1) Thomas E. Chorman
(2) David A. Dunbar
(3) Roger L. Fix
(4) Daniel B. Hogan

For a one year term expiring in 2015:
(5) Jeffrey S. Edwards

INSTRUCTION: To withhold authority to vote for any nominee(s), mark "For All Except" and write that nominee(s') name(s) or number(s) in the space provided below.

_____

	For	Against	Abstain
2. To conduct an advisory vote on the total compensation paid to the executives of the Company.	☐	☐	☐
3. To ratify the appointment by the Audit Committee of Grant Thornton LLP as independent auditors.	☐	☐	☐

To transact such other business as may come before the meeting.

The Board of Directors recommends a vote FOR all nominees listed in Proposal 1 and FOR Proposals 2 and 3.

Please be sure to date and sign this proxy card in the box below.

Date

Sign above ——————— Co-holder (if any) sign above

Note: Please sign exactly as your name appears on this Proxy. If signing for estates, trusts, corporations or partnerships, title or capacity should be stated. If shares are held jointly, each holder should sign.

57

YOUR VOTE IS IMPORTANT!

Annual Meeting Materials are available on-line at:

http://www.cfpproxy.com/6520

You can vote in one of four ways:

1. Call **toll free 1-866-648-7868** on a Touch-Tone Phone. There is **NO CHARGE** to you for this call.

<u>**or**</u>

2. Via the Internet at **https://www.rtcoproxy.com/sxi** and follow the instructions.

<u>**or**</u>

3. Mark, sign and date your proxy card and return it promptly in the enclosed envelope.

<u>***or***</u>

4. Attend the Annual Meeting, and vote in person.

PLEASE SEE REVERSE SIDE FOR VOTING INSTRUCTIONS

(Continued, and to be marked, dated and signed, on the other side)

REVOCABLE PROXY

Standex International Corporation

ANNUAL MEETING OF STOCKHOLDERS
OCTOBER 29, 2014
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder of record hereby appoints David A. Dunbar and Deborah A. Rosen, and either of them, with full power of substitution, as Proxies for the shareholder, to attend the Annual Meeting of the Shareholders of Standex International Corporation (the "Company"), to be held at the Burlington Marriott, One Burlington Mall Road, Burlington MA 01803, on Wednesday, October 29, 2014 at 11:00 a.m., local time, and any adjournments thereof, and to vote all shares of the common stock of the Company that the shareholder is entitled to vote upon each of the matters referred to in this Proxy and, at their discretion, upon such other matters as may properly come before this meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the shareholder of record. **If no direction is made, this Proxy will be voted FOR all nominees listed in Proposal 1, and FOR Proposals 2 and 3.**

PLEASE PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR THE INTERNET OR

COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD PROMPTLY

IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

REVOCABLE PROXY

Standex International Corporation

YOUR VOTE IS IMPORTANT!
PROXY VOTING INSTRUCTIONS

Stockholders of record have four ways to vote:

1. By Telephone (using a Touch-Tone Phone); or
2. By Internet; or
3. By Mail; or
4. In person at the Annual Meeting.

To Vote by Telephone:

Call 1-866-648-7868 Toll-Free on a Touch-Tone Phone anytime prior to 3 a.m., October 29, 2014.

To Vote by Internet:

Go to https://www.rtcoproxy.com/sxi prior to 3 a.m., October 29, 2014.

Please note that the last vote received from a stockholder, whether by telephone, by Internet or by mail, will be the vote counted.

Mark here if you plan to attend the meeting. ☐

Mark here for address change. ☐

Annual Meeting Materials are available at:
http://www.cfpproxy.com/6520

Comments:

FOLD HERE IF YOU ARE VOTING BY MAIL

PLEASE DO NOT DETACH

X PLEASE MARK VOTES **AS IN THIS EXAMPLE**

1. Election of Directors — For ☐ With-hold ☐ For All Except ☐

For three year terms expiring in 2017:
(1) Thomas E. Chorman
(2) David A. Dunbar
(3) Roger L. Fix
(4) Daniel B. Hogan

For a one year term expiring in 2015:
(5) Jeffrey S. Edwards

INSTRUCTION: To withhold authority to vote for any nominee(s), mark "For All Except" and write that nominee(s') name(s) or number(s) in the space provided below.

4
0
1
k

2. To conduct an advisory vote on the total compensation paid to the executives of the Company. — For ☐ Against ☐ Abstain ☐

3. To ratify the appointment by the Audit Committee of Grant Thornton LLP as independent auditors. — For ☐ Against ☐ Abstain ☐

To transact such other business as may come before the meeting.

The Board of Directors recommends a vote FOR all nominees listed in Proposal 1 and FOR Proposals 2 and 3.

CONFIDENTIAL

Please be sure to date and sign this proxy card in the box below.

Date

Sign above — Co-holder (if any) sign above

Note: Please sign exactly as your name appears on this Proxy. If signing for estates, trusts, corporations or partnerships, title or capacity should be stated. If shares are held jointly, each holder should sign.

59

YOUR VOTE IS IMPORTANT!

Annual Meeting Materials are available on-line at:

http://www.cfpproxy.com/6520

You can vote in one of four ways:

1. Call **toll free 1-866-648-7868** on a Touch-Tone Phone. There is **NO CHARGE** to you for this call.

<u>or</u>

2. Via the Internet at **https://www.rtcoproxy.com/sxi** and follow the instructions.

<u>or</u>

3. Mark, sign and date your proxy card and return it promptly in the enclosed envelope.

<u>or</u>

4. Attend the Annual Meeting, and vote in person.

PLEASE SEE REVERSE SIDE FOR VOTING INSTRUCTIONS

(Continued, and to be marked, dated and signed, on the other side)

REVOCABLE PROXY

Standex International Corporation

ANNUAL MEETING OF STOCKHOLDERS
OCTOBER 29, 2014
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder of record hereby appoints David A. Dunbar and Deborah A. Rosen, and either of them, with full power of substitution, as Proxies for the shareholder, to attend the Annual Meeting of the Shareholders of Standex International Corporation (the "Company"), to be held at the Burlington Marriott, One Burlington Mall Road, Burlington MA 01803, on Wednesday, October 29, 2014 at 11:00 a.m., local time, and any adjournments thereof, and to vote all shares of the common stock of the Company that the shareholder is entitled to vote upon each of the matters referred to in this Proxy and, at their discretion, upon such other matters as may properly come before this meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the shareholder of record . **If no direction is made, this Proxy will be voted FOR all nominees listed in Proposal 1, and FOR Proposals 2 and 3.**

In connection with those shares (if any) held by me as a participant in the Standex Retirement Savings Plan (the "Plan"), I hereby direct the trustee of the Plan in which I participate to vote all vested shares allocated to my account under such Plan on September 3, 2014 in accordance with the instructions on the reverse side of this proxy card or, if no instructions are given, in accordance with the Board of Directors' recommendations, on all items of business to come before the Annual Meeting of Stockholders   to be held on October 29, 2014 or any adjournment thereof. Under the Plan, the shares for which no signed proxy card is returned or   for which any instructions are not timely received or are improperly executed shall be voted by the trustee in the same proportions on   each Proposal for which properly executed instructions were timely received.

Unless otherwise instructed, this Proxy will be voted FOR all nominees listed in Proposal 1, and FOR Proposals 2 and 3.

PLEASE PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR THE INTERNET OR

COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD PROMPTLY

IN THE ENCLOSED POSTAGE-PAID ENVELOPE.